As filed with the Securities and Exchange Commission on July 30, 2001
                                                 Registration No. 333-64930
==============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                              ---------------

                              AMENDMENT NO. 1

                                  FORM S-3
                        REGISTRATION STATEMENT UNDER
                         THE SECURITIES ACT OF 1933
                              ---------------

                            VENATOR GROUP, INC.
           (Exact name of Registrant as specified in its charter)

                                  NEW YORK
                      (State or other jurisdiction of
                       incorporation or organization)

                                 13-3513936
                    (I.R.S. Employer Identification No.)
                              ---------------

                             112 W. 34th Street
                          New York, New York 10120
                               (212) 720-3700
                            Fax: (212) 720-3643
  (Address, Including Zip Code, and Telephone Number, Including Area Code,
                of Registrant's Principal Executive Offices)
                              ---------------

                            Gary M. Bahler, Esq.
            Senior Vice President, General Counsel and Secretary
                            Venator Group, Inc.
                             112 W. 34th Street
                          New York, New York 10120
                               (212) 720-3700
                            Fax: (212) 720-3643
         (Name, Address, Including Zip Code, and Telephone Number,
                 Including Area Code, of Agent for Service)

                                 Copies to:

                         David J. Goldschmidt, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                               4 Times Square
                             New York, NY 10036
                               (212) 735-3000
                            Fax: (212) 735-2000
                           ----------------------

            Approximate date of commencement of proposed sale to
         the public: From time to time after the effective date of
                        this registration statement.
                           ----------------------



         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|
                             ------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.




THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.
THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED JULY 30, 2001



                               [VENATOR LOGO]


                            VENATOR GROUP, INC.

                                $150,000,000

               5.50% CONVERTIBLE SUBORDINATED NOTES DUE 2008

      AND SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES


We issued the notes in a private placement in June 2001. Under this prospectus, the selling securityholders named in this prospectus or in prospectus supplements may offer and sell their notes and/or the shares of common stock issuable upon conversion of their notes.

Holders may surrender the notes for conversion into shares of our common stock at a conversion price of $15.806 per share at any time before the close of business on the maturity date, unless we have previously redeemed or repurchased the notes. The conversion rate may be adjusted as described in this prospectus under "Description of Notes -- Conversion." The notes will mature on June 1, 2008.

We will pay interest on the notes in cash on June 1 and December 1 of each year. The first interest payment will be made on December 1, 2001. The notes will bear interest at a fixed annual rate of 5.50%.

We may redeem all or a portion of the notes at any time on or after June 4, 2004 at the prices set forth in this prospectus under "Description of the Notes -- Optional Redemption by Venator." In addition, upon the occurrence of a change in control, holders of the notes may require us to repurchase all or a portion of their notes at 100% of the principal amount thereof, plus accrued and unpaid interest.

The notes are general unsecured obligations of Venator and are subordinated in right of payment to all of our existing and future senior indebtedness and structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

Shares of our common stock are quoted on the New York Stock Exchange under the symbol "Z." The last reported sale price of our common stock on July 27, 2001 was $15.98 per share.

INVESTING IN OUR NOTES OR SHARES OF OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

We will not receive any of the proceeds from the sale of the notes or the shares of common stock by any of the selling securityholders. The notes and the shares of common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling securityholders. In addition, the shares of common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. Any profits realized by the selling securityholders may be deemed to be underwriting commissions. If the selling securityholders use any broker-dealers, any commission paid to broker-dealers and, if broker-dealers purchase any notes or shares of common stock as principals, any profits received by such broker-dealers on the resale of the notes or shares of common stock may be deemed to be underwriting discounts or commissions under the Securities Act.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is July 30, 2001.




NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY VENATOR. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF VENATOR SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR OF ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THE INFORMATION CONTAINED IN THIS PROSPECTUS SPEAKS ONLY AS OF THE DATE OF THIS PROSPECTUS UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.




                             Table of Contents

Special Note Regarding Forward-Looking Statements..........................2

Incorporation Of Certain Documents By Reference............................2

Prospectus Summary.........................................................4

The Offering...............................................................6

Risk Factors...............................................................7

Use of Proceeds...........................................................12

Price Range of Common Stock...............................................12

Dividend Policy...........................................................12

Ratio of Earnings to Fixed Charges........................................13

Business..................................................................14

Management................................................................21

Description of Notes......................................................24

Description of Revolving Credit Facility..................................38

Description of Capital Stock..............................................39

Selling Securityholders...................................................56

Plan of Distribution......................................................59

Legal Matters.............................................................61

Experts...................................................................61

Where You Can Find More Information.......................................61





             Special Note Regarding Forward-Looking Statements

This prospectus and the documents incorporated by reference in this prospectus contain "forward-looking statements" within the meaning of the securities laws. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included or incorporated by reference in this prospectus, including the statements under "Prospectus Summary - Venator Group, Inc." and elsewhere in this prospectus regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. The cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.


              Incorporation Of Certain Documents By Reference

This prospectus "incorporates by reference" certain of the reports, proxy and information statements and other information that we have filed with the Commission under the Exchange Act. This means that we are disclosing important information to you by referring you to those documents. The information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered by this prospectus are sold.

     o Quarterly Report on Form 10-Q for the quarter ended May 5, 2001, filed on June 13, 2001;

     o Definitive Proxy Statement with respect to the Annual Meeting of Shareholders held on June 14, 2001 filed on May 2, 2001;

     o Annual Report on Form 10-K for the year ended February 3, 2001, filed on April 23, 2001;

     o    Current Report on Form 8-K dated June 11, 2001, filed on June 11,
          2001;

     o    Current Report on Form 8-K dated May 30, 2001, filed on May 30,
          2001;

     o    Current Report on Form 8-K dated May 24, 2001, filed on May 24,
          2001; and

     o    Current Report on Form 8-K dated May 17, 2001, filed on May 18,
          2001.

All documents that we file with the Commission from the date of this prospectus to the end of the offering of the notes and shares of common stock shall also be deemed to be incorporated herein by reference.

Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

You may request a copy of any of the documents that are incorporated by reference in this prospectus, other than exhibits which are not specifically incorporated by reference into such documents, at no cost by writing or telephoning us at the following:

              Venator Group, Inc.
              112 West 34th Street
              New York, New York 10120
              Attention: Investor Relations
              Telephone: (212) 720-4600



                             Prospectus Summary

This prospectus constitutes part of the Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission (the "SEC") using a "shelf" registration process. Under the shelf process, any selling security holder may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities the selling securityholders may offer. When used in this prospectus, unless otherwise indicated, the terms "we," "our" and "us" refer to Venator and its subsidiaries. Our fiscal year ends on the Saturday closest to January 31. Our 1997 and 2000 reporting years included 53 weeks whereas all other reporting years in this prospectus include 52 weeks. All references to years in this prospectus when discussing our financial results relate to fiscal years; all other references to years relate to calendar years. Therefore, references to the year 2000 in this prospectus shall mean the fiscal year ended February 3, 2001.

                            Venator Group, Inc.

We are a leading global specialty retailer of athletic footwear and apparel, offering high quality branded and private label products to men, women and children through our retail stores and direct-to-customers business. We currently operate approximately 3,600 stores through a network of complementary retail store formats under the brand names Foot Locker, Lady Foot Locker, Kids Foot Locker and Champs Sports. Our stores are primarily mall-based and are located in 14 countries in North America, Europe and Australia. Our direct-to-customers business, Footlocker.com, Inc., through its affiliates, is an integrated e-commerce and direct marketing business consisting primarily of websites for each of our store formats and catalogs. We believe that our portfolio strategy is unique in the athletic industry, with specialized retail store formats, catalogs and Internet websites targeted specifically to the men's, women's and children's segments of the market, allowing us to tailor our merchandise assortments more effectively and enhance our customer service to appeal to a broad range of customers.

In 1997, we initiated a strategic plan aimed at building on the core strengths of the Foot Locker business and divesting all non-athletic footwear and apparel operations to establish a foundation for our future growth. We believe that our 2000 financial results continue to affirm the direction of our strategic initiatives. For the fiscal year ended February 3, 2001, sales from our ongoing core athletic businesses grew 11.1 percent, to $4,232 million, and comparable store sales increased by 11.5 percent. Operating profit from ongoing operations more than doubled to $270 million in 2000 from $111 million in 1999, increasing as a percentage of sales to
6.4 percent from 2.9 percent, respectively. Our income from continuing operations before the cumulative effect of accounting changes increased to $0.77 per share on a diluted basis in 2000 from $0.43 on a diluted basis in 1999.

Competitive Strengths

Our market leadership position provides competitive advantages that we strategically leverage across our operations, resulting in the following key competitive strengths:

o Strong brand recognition. The Foot Locker brand is one of the most widely recognized names in the market segments in which we operate, epitomizing high quality for the active lifestyle customer. This brand equity has aided our ability to successfully develop and increase our portfolio of complementary retail store formats, specifically, Lady Foot Locker and Kids Foot Locker, as well as our Footlocker.com, Inc. direct-to-customers business.

o Key vendor relationships. Our position as a leading global specialty retailer of athletic footwear and apparel has enabled us to build strong relationships with key branded vendors, including Nike, adidas, Reebok, Timberland, New Balance and K-Swiss. From these and other vendors, we enjoy significant allocations of exclusive and limited distribution products.

o Product sourcing strengths. Our size and purchasing power enable us to source private-label products at competitive prices. Our private-label program provides our customers with athletic footwear and apparel at lower prices than branded products, driving incremental customer traffic and sales to our retail stores and direct-to-customers business.

o International expertise and presence. Through our presence in international markets, we have established strong brand recognition and an advantage over our domestic competitors contemplating expansion into overseas markets. Operating internationally allows our merchants to share product trend information with our domestic operations. The sharing of information among our various domestic and international businesses enables us to anticipate more rapidly new fashion trends that move from one market to another, often allowing us to be trend-setters in the domestic market.

o Three synergistic distribution channels. We offer our products through three integrated channels of distribution: our stores, catalogs and websites. We believe that our three sales channels allow us to provide customers with increased shopping flexibility and ease of service, leverage our existing infrastructure and our experience in customer service and order fulfillment and increase the visibility of our brand names.

Business Strategies

We are pursuing the following strategies for future growth:

o Improve productivity of existing stores. We employ a variety of initiatives designed to increase the productivity of our existing athletic store formats, including store renovations, stock keeping unit, or SKU, count reductions and floor space reallocations. As a result of these initiatives, our comparable store sales increased by
     11.5 percent and our stores generated sales of nearly $300 per gross square foot in 2000, an improvement of approximately $20 from 1999. Our objective is to increase sales productivity to greater than $350 per gross square foot.

o Further penetrate European markets. We intend to significantly expand our presence in Europe, where the athletic footwear retail market is fragmented and there is a strong customer interest in American brands, such as Nike. We will continue to identify suitable retail locations in this region and plan to double our current 289 store base in Europe over the next few years. To support this growth, we recently completed the construction of a new distribution center in the Netherlands.

o Increase our North American store base. Our plan is to open approximately 300 Foot Locker stores in urban markets over the next several years, with 50 scheduled to open in 2001. Since occupancy costs in urban locations are often significantly lower than in mall-based stores, resulting in considerably higher profit margins, we believe our expansion in urban areas will reinforce our brands and generate strong financial performance.

o Differentiated merchandising strategy. Our objective is to differentiate our merchandise assortments from those of our competitors by offering trend-right products at competitive prices from both branded manufacturers and our own private label program. For example, we maximize exclusive and marquee product offerings from leading vendors as a means of differentiation from most smaller specialty retail chains and department stores.

o Capitalize on profitable direct-to-customers business. During 2000, we enhanced our websites, which helped drive online sales volume to $58 million from $14 million in 1999, positioning us as a leading online athletic footwear and apparel retailer. Additionally, each of our catalog and e-commerce businesses was profitable in 2000. We believe that our integrated operations, combined with the strength of our Foot Locker brand name, will allow us to further develop our presence in this growing market segment. We also plan to develop an international Internet strategy over the next several years.

Our principal executive offices are located at 112 West 34th Street, New York, N.Y. 10120. Our telephone number is (212) 720-3700.




                                The Offering

Notes Offered......................  $150,000,000 aggregate principal amount of 5.50% convertible
                                     subordinated notes due 2008.

Maturity...........................  June 1, 2008.

Interest...........................  The notes bear interest at a fixed annual rate of 5.50% to be paid in
                                     cash every June 1 and December 1 of
                                     each year, beginning on December 1,
                                     2001. The first interest payment will
                                     include interest from June 8, 2001.

Conversion.........................  The notes are convertible into shares of our common stock at a conversion
                                     price of $15.806 per share. The
                                     conversion price may be subject to
                                     adjustment under certain
                                     circumstances. The notes are
                                     convertible at any time prior to the
                                     close of business on the business day
                                     prior to the date of repurchase,
                                     redemption or final maturity of the
                                     notes, as appropriate. See
                                     "Description of Notes - Conversion of
                                     Notes."

Subordination......................  The notes are subordinated to all existing and future senior
                                     indebtedness and are effectively
                                     subordinated to all of the
                                     indebtedness and other liabilities
                                     (including trade and other payables)
                                     of our subsidiaries. As of February 3,
                                     2001, we had approximately $290
                                     million of senior indebtedness and we
                                     and our subsidiaries had approximately
                                     $929 million of other liabilities
                                     reflected on our consolidated balance
                                     sheet. In addition, with respect to
                                     our continuing operations, we and our
                                     subsidiaries had total operating lease
                                     commitments of $1,907 million as of
                                     February 3, 2001. Other liabilities on
                                     our consolidated balance sheet include
                                     our estimate of costs to exit leases
                                     of our discontinued operations. The
                                     indenture governing the notes does not
                                     limit the amount of indebtedness,
                                     including senior indebtedness, that we
                                     and our subsidiaries may incur. See
                                     "Description of Notes -- Subordination
                                     of the Notes."

Sinking Fund.......................  None.

Optional Redemption................  At any time on or after June 4, 2004, we may redeem some or all of the notes
                                     at the declining redemption prices
                                     listed herein, plus accrued interest.
                                     See "Description of Notes -- Optional
                                     Redemption by Venator."

Repurchase At Holder's Option
  Upon A Repurchase Event..........  You may require us to repurchase your notes upon a repurchase event in cash
                                     or, at our option, in common stock, at
                                     100% of the principal amount of the
                                     notes, plus accrued and unpaid
                                     interest.

Use Of Proceeds....................  We will not receive any of the proceeds from the sale by any selling
                                     securityholder of the notes or shares
                                     of common stock offered under this
                                     prospectus.



                                Risk Factors

An investment in the notes and shares of common stock involves significant risks. In addition to reviewing other information in this prospectus, you should carefully consider the following factors before deciding to purchase the notes or shares of common stock.

                       Risks Related to Our Business

The industry in which we operate is dependent upon fashion trends, customer preferences and other fashion-related factors.

The athletic footwear and apparel industry is subject to changing fashion trends and customer preferences. We cannot guarantee that our merchandise selection will accurately reflect customer preferences on the date of sale or that we will be able to identify and respond quickly to fashion changes, particularly given the long lead times for ordering much of our merchandise from vendors. For example, like our competitors, we order athletic footwear four to six months prior to delivery to our stores. If we fail to accurately anticipate either the market for the merchandise in our stores or our customers' purchasing habits, we may be required to sell a significant amount of unsold inventory at below average markups or below cost, which would have a material adverse effect on our business, financial condition and results of operations.

A substantial portion of our highest margin sales are to young males (ages 12-25), many of whom we believe purchase athletic footwear and licensed apparel as a fashion statement and are frequent purchasers of athletic footwear. Any shift in fashion trends that would make athletic footwear or licensed apparel less attractive to these customers would have a material adverse effect on our business, financial condition and results of operations.

The businesses in which we operate are highly competitive.

The retail athletic footwear and apparel business is highly competitive with relatively low barriers to entry. Our athletic footwear and apparel operations compete primarily with athletic footwear specialty stores, sporting goods stores and superstores, department stores, discount stores, traditional shoe stores and mass merchandisers, many of which are units of national or regional chains that have significant financial and marketing resources. The principal competitive factors in our markets are price, quality, selection of merchandise, reputation, store location, advertising and customer service. We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition and results of operations.

Although we sell merchandise via the Internet through Footlocker.com and its affiliates, a significant shift in customer buying patterns to purchasing athletic footwear, athletic apparel and sporting goods via the Internet could have a material adverse effect on us. In particular, some of the manufacturers of our products distribute products directly through the Internet and others may follow. Should this occur and if our customers decide to purchase directly from our manufacturers, it could have a material adverse effect on our business, financial condition and results of operations.

We depend on mall traffic and our ability to identify suitable store locations.

Our sales, particularly in the United States and Canada, are dependent in part on a high volume of mall traffic. Our stores are located primarily in enclosed regional and neighborhood malls. Mall traffic may be adversely affected by, among other things, economic downturns, the closing of anchor department stores or changes in customer preferences. A decline in the popularity of mall shopping among our target customers could have a material adverse effect on us.

To take advantage of customer traffic and the shopping preferences of our customers, we need to maintain or acquire stores in desirable locations such as in regional and neighborhood malls anchored by major department stores. We cannot assure you that desirable mall locations will continue to be available.

A change in the relationship with any of our key vendors or the unavailability of our key products at competitive prices could affect our financial health.

Our business is dependent to a significant degree upon our ability to purchase brand-name merchandise at competitive prices, including the receipt of volume discounts and cooperative advertising and other allowances from our vendors. For the fiscal year ended February 3, 2001, approximately 71 percent of our merchandise was purchased from five vendors and approximately 49 percent of our merchandise was purchased from Nike, reflecting Nike's overall share of the athletic footwear and apparel market. We have no long-term supply contracts with any of our vendors. Our inability to obtain merchandise in a timely manner from major suppliers (particularly Nike) as a result of any disruption in the supply chain could have a material adverse effect on our business, financial condition and results of operations. Because of our strong dependence on Nike, any adverse development in Nike's financial condition and results of operations or the inability of Nike to develop and manufacture products that appeal to our target customers could also have an adverse effect on our business, financial condition and results of operations. We cannot assure you that we will be able to acquire merchandise at competitive prices or on competitive terms in the future.

Merchandise that is high profile and in high demand is allocated by our vendors based upon their internal criteria. Although we have generally been able to purchase sufficient quantities of this merchandise in the past, we cannot assure you that our vendors will continue to allocate sufficient amounts of such merchandise in the future. In addition, our vendors provide support to us through cooperative advertising allowances and promotional events. We cannot assure you that such assistance from our vendors will continue in the future. These risks could have a material adverse effect on our business, financial condition and results of operations.

We may experience fluctuations in and cyclicality of our comparable store sales results.

Our comparable store sales have fluctuated significantly in the past, on both an annual and a quarterly basis, and we expect them to continue to fluctuate in the future. A variety of factors affect our comparable store sales results, including, among others, fashion trends, the highly competitive retail store sales environment, economic conditions, timing of promotional events, changes in our merchandise mix, calendar shifts of holiday periods and weather conditions.

Many of our products, particularly high-end athletic footwear and licensed apparel, represent discretionary purchases. Accordingly, customer demand for these products could decline in a recession. These risks could have a material adverse effect on our business, financial condition and results of operations.

Our operations may be adversely affected by economic or political conditions in other countries.

Approximately 10 percent of our sales and a significant portion of our operating profits for 2000 were attributable to our sales in Europe and Australia. As a result, our business is subject to the risks generally associated with doing business outside North America, such as foreign governmental regulations, foreign customer preferences, political unrest, disruptions or delays in shipments and changes in economic conditions in countries in which we operate. Although we enter into forward foreign exchange contracts and option contracts to reduce the effect of foreign currency exchange rate fluctuations, our operations may be adversely affected by significant changes in the value of the U.S. dollar as it relates to certain foreign currencies. In addition, the adoption of a single European currency will lead to greater product pricing transparency and a more competitive environment.

In addition, because we and our suppliers have a substantial amount of our products manufactured in foreign countries, our ability to obtain sufficient quantities of merchandise on favorable terms may be affected by governmental regulations and economic, labor and other conditions in the countries from which our suppliers obtain their product. The People's Republic of China is a significant source of our footwear and apparel merchandise. China's failure to maintain its Normal Trading Status (previously known as "most favored nation" status) could result in a substantial increase in tariff rates on goods imported from China and, therefore, could adversely affect our operations. In addition, trade and other sanctions in the form of retaliatory duties or otherwise, which have and continue to be threatened against China, could restrict or eliminate imports from China and thereby adversely affect our business, financial condition and results of operations.

There are certain risks associated with our businesses currently held for sale.

In January 2001, we announced a plan for the discontinuance of the Northern Group operations, which consist of retail outlets selling private label apparel. The plan provides for the shutdown of 324 U.S. stores and the sale of 370 Canadian stores. We also currently hold two other businesses for sale -- The San Francisco Music Box Company and the Hospitality Group. If we are unable to implement the divestitures of the Northern Group and other businesses held for sale as planned or if we do not realize the planned cash proceeds from those divestitures, we may be required to adjust the reserve already provided for on our balance sheet and our financial position may be adversely affected.

Complications in our distribution centers may affect our business.

We operate four distribution centers worldwide to support our athletic business. If complications arise with any one facility or any facility is severely damaged or destroyed, the other distribution centers may not be able to support the resulting additional distribution demands. This may adversely affect our ability to deliver inventory on a timely basis.

We may not be able to successfully expand and implement our point of sale systems.

Our failure to implement and improve our point of sale systems as required could adversely affect our future operating results. We are continually evaluating the adequacy of our existing point of sale systems. However, our ability to install and operate this point of sale system in each of our stores depends on our ability to replace existing systems without disrupting our operations. In connection with the introduction of a single European currency, we need to modify our point of sale systems in affected countries to accommodate the single currency. We cannot assure you that we will be able to install our point of sale systems successfully. We also cannot assure you that our systems can address all of the changing demands that our expanding operations will impose on them.

Issues of global workplace conditions may impact our business.

If any one of our manufacturers or vendors:

o     fails to operate in compliance with applicable laws and regulations,

o is perceived by the public as failing to meet certain labor standards that are generally accepted as ethical in the United States or

o     employs unfair labor practices,

our business may be adversely affected. Current global workplace concerns of the public include perceived low wages, poor working conditions, age of employees and various other employment standards. These globalization issues may impact the available supply of certain manufacturers' products, which may result in increased costs to us. Furthermore, a negative customer perception of any of our key vendors or their products may result in a lower customer demand for our athletic footwear and apparel.

                         Risks Related to the Notes

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under these notes.

We have now and, after this offering, will continue to have a significant amount of indebtedness that could have important consequences to you. For example, it could:

o make it more difficult for us to satisfy our obligations with respect to the notes;

o increase our vulnerability to general adverse economic and industry conditions;

o require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

o limit our flexibility in reacting to changes in our business and the industry in which we operate;

o place us at a competitive disadvantage compared with our competitors that have less debt;

o limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds; and

o if we fail to comply with covenants in our indebtedness, result in an event of default that, if not cured or waived, could result in our indebtedness becoming immediately due and payable.

Our amended revolving credit facility contains covenants that, among other things, restrict our ability to incur debt, incur liens and make investments or acquisitions. We also are required to achieve certain financial ratios. See "Description of Revolving Credit Facility." In addition, certain of our other indebtedness contains covenants that, among other things, restrict our business decisions. These risks could have a material adverse effect on us. The indenture does not limit our ability to incur additional indebtedness in the future. If new indebtedness is incurred, the related risks that we now face could intensify. Our ability to make required payments on the notes and to satisfy any other debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing.

If our subsidiaries do not make sufficient distributions to us, we will not be able to make payment on our debt, including the notes.

We are a holding company with no material operations and only limited assets. Because a significant portion of our operations are conducted by our subsidiaries, our cash flow and our ability to service indebtedness, including our ability to pay the interest on and principal of the notes, are dependent to a large extent upon cash dividends and distributions or other transfers from our subsidiaries. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate, and any restrictions imposed by the current and future debt instruments of our subsidiaries. Such payments to us by our subsidiaries are contingent upon our subsidiaries' earnings.

Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans, distributions or other payments, and do not guarantee the payment of interest on, or principal of, the notes. Any right that we have to receive any assets of any of our subsidiaries upon the liquidation or reorganization of any such subsidiary, and the consequent right of holders of notes to realize proceeds from the sale of their assets, will be effectively subordinated to the claims of subsidiary creditors, including trade creditors and holders of debt issued by the subsidiary.

The notes are subordinated and unsecured.

The notes are subordinated and unsecured in right of payment in full to all of our existing and future senior indebtedness and are effectively subordinated to all of the indebtedness and other liabilities (including trade and other payables) of our subsidiaries. As a result, in the event of our bankruptcy, winding-up, liquidation, reorganization, insolvency or similar proceedings, or upon acceleration of the notes due to an event of default under the indenture, our assets will be available to pay obligations on the notes only after all senior indebtedness and the indebtedness of our subsidiaries have been paid in full. After retiring our senior indebtedness and the indebtedness of our subsidiaries, we may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

The notes are not protected by restrictive covenants.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving Venator Group except to the extent described under "Description of Notes -- Repurchase at Option of Holders."

We may be required to repurchase the notes upon a repurchase event.

You may require us to repurchase all or any portion of your notes upon a repurchase event. We may not have sufficient cash funds to repurchase the notes upon a repurchase event. We may elect, subject to certain conditions, to pay the repurchase price in common stock. Although there are currently no restrictions on our ability to pay the repurchase price, future debt agreements may prohibit us from repaying the repurchase price in cash. If we are prohibited from repurchasing the notes, we could seek consent from the lenders under such debt agreements to repurchase the notes. If we were unable to obtain their consent, we could attempt to refinance the notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the notes other than for common stock. If we were unable to repurchase the notes upon a repurchase event, it would result in an event of default under the indenture. An event of default under the indenture could result in an event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt. As a result, we would be prohibited from paying amounts due on the notes under the subordination provisions of the indenture.

The trading price of our securities could be subject to significant fluctuations.

The trading price of our common stock has been volatile, and the trading price for the notes and the common stock may be volatile in the future. Factors such as announcements of fluctuations in our or our competitors' operating results, changes in our prospects and market conditions for athletic footwear and apparel stocks in general could have a significant impact on the future trading prices of our common stock and the notes. In particular, the trading price of the common stock of many athletic footwear and apparel companies, including us, has experienced extreme price and volume fluctuations, which have at times been unrelated to the operating performance of such companies whose stocks were affected. Some of the factors that may cause volatility in the price of our securities include:

o     customer demand and fashion trends;

o     competitive market forces;

o uncertainties related to the effect of competitive products and pricing;

o customer acceptance of our merchandise mix and retail store locations;

o     economic conditions worldwide;

o     effect of currency fluctuations; and

o ability to execute our business plans with regard to each of our operating units.

The price of our securities may also be affected by the estimates and projections of the investment community, general economic and market conditions, and the cost of operations in our product markets. While we cannot predict the individual effect that these factors may have on the price of our securities, these factors, either individually or in the aggregate, could result in significant variations in price during any given period of time. We cannot assure you that these factors will not have an adverse effect on the trading prices of our common stock and the notes.


                              Use of Proceeds

We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the shares of common stock offered under this prospectus.

                        Price Range of Common Stock

Our common stock is quoted on the New York Stock Exchange under the symbol "Z." The following table sets forth the range of high and low closing sale prices for our common stock on the New York Stock Exchange for the fiscal quarters indicated since January 31, 1999.

                                                   High             Low
2001
First Quarter...............................     $13.83           $10.75
Second Quarter to July 27, 2001.............     $16.30           $12.85
2000
First Quarter...............................     $12.25           $5.00
Second Quarter..............................     $14.75           $9.88
Third Quarter...............................     $16.50           $11.31
Fourth Quarter..............................     $16.75           $9.75
1999
First Quarter...............................     $11.50           $3.19
Second Quarter..............................     $12.00           $8.38
Third Quarter...............................     $10.75           $6.50
Fourth Quarter..............................     $8.19            $5.88


As of June 2, 2001, we had 31,807 shareholders of record of our common stock. The closing sale price of our common stock on July 27, 2001 was $15.98 per share.

                              Dividend Policy

We suspended payment of dividends in 1995. We do not expect to declare or pay any dividends on our common stock in the foreseeable future. We intend to retain all earnings, if any, to invest in our operations. The payment of future dividends is within the discretion of our board of directors and will depend upon our future earnings, if any, our capital requirements, financial condition and other relevant factors. Our revolving credit agreement requires that we meet certain financial tests before we may pay dividends on our common stock. We do not meet those tests.


                     Ratio of Earnings to Fixed Charges

The ratios of earnings to fixed charges for the fiscal years indicated are stated below. For purposes of computing the ratios, earnings represent income from continuing operations before fixed charges and taxes, and fixed charges represent gross interest expense, including capitalized interest, and a portion of rental expense, which is deemed to be representative of the interest factor. Earnings were not adequate to cover fixed charges by $21 million for 1998.

Fiscal Year                        Ratio
-----------                        -----
2000                               1.9x
1999                               1.4x
1998                               0.9x
1997                               2.5x
1996                               2.6x

For the first quarter ended May 5, 2001, the ratio of earnings to fixed charges was 2.1x.


                                  Business

We are a leading global specialty retailer of athletic footwear and apparel offering high quality branded and private label products to men, women and children through our retail stores and direct-to-customers business. We currently operate approximately 3,600 stores through a network of complementary retail store formats under the brand names Foot Locker, Lady Foot Locker, Kids Foot Locker and Champs Sports. Our stores are primarily mall-based and are located in 14 countries in North America, Europe and Australia. Our direct-to-customers business, Footlocker.com, Inc., through its affiliates, is the largest Internet and catalog retailer of athletic footwear, apparel and equipment.

In 1997, we initiated a strategic plan aimed at building on the core strengths of our Foot Locker business and divesting all non-athletic footwear and apparel operations to establish a foundation for our future growth. We believe that our 2000 financial results continue to affirm the direction of our strategic initiatives. For the fiscal year ended February 3, 2001, sales from our ongoing core athletic businesses increased 11.1 percent, to $4,232 million, and comparable store sales increased by 11.5 percent. Operating profit from ongoing operations more than doubled to $270 million in 2000 from $111 million in 1999, increasing as a percentage of sales to 6.4 percent from 2.9 percent, respectively. Our income from continuing operations before the cumulative effect of accounting changes increased to $0.77 per share on a diluted basis in 2000 from $0.43 on a diluted basis in 1999.

We believe that our portfolio strategy is unique in the athletic industry, with specialized retail store formats, catalogs and Internet websites targeted specifically to the men's, women's and children's segments of the market, allowing us to tailor our merchandise assortments more effectively and enhance our customer service to appeal to a broad range of customers. Our portfolio of operations is comprised of the following retail store formats and our direct-to-customers businesses:

         Foot Locker -- Our primary retail store format, Foot Locker, has become the world's largest athletic specialty retailer, offering an in-depth selection of footwear and apparel. Our target customers at Foot Looker are primarily males between the ages of 12 to 19 years looking to find the latest styles and technologies in the running, basketball, classic, tennis, walking and cross-training categories.

         Our 1,936 stores are located in 14 countries, including 1,453 in the United States and Puerto Rico, 129 in Canada, 289 in Europe and 65 in Australia. Our domestic Foot Locker stores have an average of 2,300 selling square feet and our international stores have an average of 1,600 selling square feet.

         Lady Foot Locker -- Our Lady Foot Locker format is the only national specialty store chain that specializes in women's athletic footwear and apparel. Lady Foot Locker offers a large selection of major athletic brands. Lady Foot Locker's exclusive branded product assortments and our private label offerings under the "Actra" and Lady Foot Locker Sport labels provide a key strategic advantage over our competitors.

         Lady Foot Locker's primary target customer is the 18 to 29-year-old woman who is active, fashion-conscious and brand-aware. With 662 stores in the United States and Puerto Rico, our Lady Foot Locker stores average 1,300 selling square feet and are designed to facilitate a pleasant and effortless shopping experience.

         Kids Foot Locker -- Our Kids Foot Locker format has established a tradition of fitting excellence and a reputation for outstanding customer service. At Kids Foot Locker, parents will find a complete collection of athletic footwear and apparel specifically targeted for children from five to 11 years old. Our core Kids Foot Locker customer is a mother of young children who is also likely to be a primary customer of Lady Foot Locker. Our 398 stores are located in the United States and Puerto Rico and have an average of 1,400 selling square feet.

         Champs Sports -- Our Champs Sports format is one of the largest mall-based retailers of sporting goods in the United States and Canada. Each Champs Sports store is designed to provide an in-depth array of products, one-on-one customer service, and a high-end store environment appealing to a target customer ages 12 to 25 years old. Because of the breadth of its product offerings, Champs Sports is able to meet customers' needs for a wide variety of products suiting their active lifestyles. Apparel, equipment and accessory categories provide Champs Sports with a significant point of differentiation compared to other competitors. Our 586 stores are located throughout the United States and Canada and have an average of 4,000 selling square feet.

         Footlocker.com, Inc. -- Our direct-to-customers business consists of Footlocker.com, Inc. which sells, through its affiliates, directly to customers through catalogs and its Internet websites. Eastbay, Inc., one of its affiliates, is one of the largest direct marketers in the United States of athletic footwear, apparel and equipment, including licensed and private-label merchandise, through the Eastbay catalogs. In addition, it provides our websites, Footlocker.com, Ladyfootlocker.com, Kidsfootlocker.com, Champssports.com and Eastbay.com, with an integrated fulfillment and distribution platform to conduct e-commerce. Through Footlocker.com, Inc., we also have an agreement with the National Football League to design, merchandise and fulfill the NFL's official catalog (NFLShop) and e-commerce site linked to www.NFLShop.com.

Competitive Strengths

Our market leadership position provides competitive advantages that we strategically leverage across our operations, resulting in the following key competitive strengths:

Strong Brand Recognition

The Foot Locker brand is one of the most widely recognized names in the market segments in which we operate, epitomizing high quality for the active lifestyle customer. This brand equity has aided our ability to successfully develop and increase our portfolio of complementary retail store formats, specifically, Lady Foot Locker and Kids Foot Locker, as well as our Footlocker.com, Inc. direct-to-customers business. Through various marketing channels, including television campaigns and sponsorships of various sporting events, we reinforce our image with a consistent message, namely, that we are the destination store for athletic apparel and footwear with a wide selection of merchandise in a full-service environment.

Key Vendor Relationships

Our position as a leading global specialty retailer of athletic footwear and apparel has enabled us to build strong relationships with key branded vendors, including Nike, adidas, Reebok, Timberland, New Balance and K-Swiss. We believe that our stores are one of the primary retail distribution alternatives for brand name vendors of athletic footwear and apparel. From these and other vendors, we enjoy significant allocations of exclusive and limited distribution products.

We have worked together with many of our vendors to establish a variety of favorable arrangements. Currently, we benefit from two key vendor initiatives. The first enables us to receive a significant allocation of "marquee" athletic footwear, consisting of limited distribution of higher priced products available only in a small number of stores. Examples of recent marquee products include Jordan Retro shoes from Nike and the Kobe basketball shoe from adidas. The second vendor initiative grants us the exclusive right to sell certain products. Recent examples of such exclusive products include Nike Tuned Air, adidas SL, Reebok Pump and New Balance Trail shoes. We believe these vendor initiatives have allowed us to keep the most popular brands and styles of athletic footwear and apparel in stock with greater frequency than most of our competitors.

Product Sourcing Strengths

Our size and purchasing power enable us to source private-label products at competitive prices. We draw on two internal sources for our proprietary offerings: (1) our Taiwan-based subsidiary, which we have owned and operated since the 1960s, arranges and oversees third-party manufacturing of private-label products, principally in Asia and Central America; and (2) our U.S.-based manufacturing subsidiary, Team Edition, which we have owned and operated since 1990, serves as our principal source of licensed products. Our private-label program provides our customers with athletic footwear and apparel at lower prices than branded products, driving incremental customer traffic and sales to our retail stores and direct-to-customers business.

International Expertise and Presence

We currently operate approximately 500 Foot Locker stores in markets outside the United States with 289 in Europe, 129 in Canada and 65 in Australia. Through our presence in international markets, we have established strong brand recognition and an advantage over our domestic competitors contemplating expansion into overseas markets. Operating internationally allows our merchants to share product trend information with our domestic operations. The sharing of information among our various domestic and international businesses therefore enables us to anticipate more rapidly new fashion trends that move from one market to another, often allowing us to be trend-setters in the domestic market.

Three Synergistic Distribution Channels

We offer our products through three integrated channels of distribution: our stores, catalogs and websites. We believe that our three sales channels give us the following competitive strengths:

o our operations allow a customer to identify and purchase a product over the Internet or in our catalog with the confidence of being able to return it to a nearby store of the corresponding format for a refund or credit if desired, and provide our customers with increased breadth of merchandise selection, shopping flexibility and superior customer service;

o our existing infrastructure and experience in order fulfillment and customer service provide us with an advantage over many other online athletic retailers; and

o our direct-to-customers operations increase the visibility and exposure of our brands, generate store traffic and provide effective product marketing for our stores.

Business Strategies

During the last five years, we have invested approximately $1 billion in capital for store projects, information systems, logistics and facilities to support our global athletic businesses. We intend to leverage these prior investments to achieve growth and plan to increase profitability by concentrating on the following priorities:

Improve Productivity of Existing Stores

We employ a variety of initiatives designed to increase the productivity of our existing athletic store formats. We have renovated approximately one-half of our existing store base over the past five years. Additionally, we have increased the amount of selling space in our stores by eliminating unnecessary backroom space and have reduced our stock keeping unit, or SKU, counts in stores by approximately 50 percent, helping to provide better in-stock positions. As a result, our comparable store sales increased by
11.5 percent and our stores generated sales of nearly $300 per gross square foot in 2000, an improvement of approximately $20 from 1999. Our objective is to increase sales productivity to greater than $350 per gross square foot by continuing these initiatives across our entire store base.

Further Penetrate European Markets

We intend to significantly expand our presence in Europe, where the athletic footwear retail market is fragmented and there is a strong customer interest in American brands, such as Nike. Given our strong representation of these brands, our Foot Locker International stores enjoy strong performance and are destination locations for European customers searching for American brands. We will continue to identify suitable retail locations in this region and plan to double our current 289 store base in Europe over the next few years. To support this growth, we recently completed the construction of a new distribution center in the Netherlands. We expect our newly constructed distribution center in the Netherlands to have sufficient capacity to accommodate our planned expansion in Europe.

Increase our North American Store Base

We believe that we have a portfolio of retail store formats that can be successfully implemented in multiple retail venues. Our plan is to open approximately 300 Foot Locker stores in urban markets over the next several years, with 50 scheduled to open in 2001. Since occupancy costs in urban locations are often significantly lower than in mall-based stores, resulting in considerably higher profit margins, we believe our expansion in urban areas will reinforce our brands and continue to generate strong financial performance. Similarly, we plan to seek expansion opportunities in those Canadian provinces in which we currently have a small presence or no presence at all.

Differentiated Merchandising Strategy

Our objective is to differentiate our merchandise assortments from those of our competitors by offering trend-right products at competitive prices from both branded manufacturers and our own private label program. We provide a product assortment that emphasizes high, middle and entry level merchandise. We have recently reduced the total SKU counts in our assortments by 50 percent to focus on key items and product categories. We believe this approach has resulted in superior customer service and higher inventory turns.

In footwear, we maximize exclusive and marquee product offerings from leading vendors as a means of differentiation from most smaller specialty retail chains and department stores. Our focus in the apparel category is to provide private label and licensed merchandise to complement our branded assortments. These products provide a stylish, more affordable alternative to our branded offering. We intend to increase our private label product offering in apparel to increase customer traffic, generate incremental sales and enhance our overall gross margins.

Capitalize on Profitable Direct-to-Customers Business

Our direct-to-customers business aims to offer our customers an integrated shopping solution with unparalleled customer service. For example, if a special size product is unavailable at the retail store, we are able to meet the customer's needs by fulfilling orders online, thereby reducing our store level inventory requirements while still capturing the sale. In addition, any online or catalog purchase can be returned or exchanged at one of the corresponding retail store formats. With this integrated approach, our level of service is distinct from that of our online competitors, which do not have an extensive offline presence. During 2000, we enhanced our websites, which helped drive online sales volume to $58 million from $14 million in 1999, positioning us as a leading online athletic footwear and apparel retailer. Our websites are profitable and enjoy a purchase return rate that is lower than our physical stores. We believe that our fully integrated operations will provide additional cross-marketing opportunities across our three sales channels and, combined with the strength of our Foot Locker brand, will allow us to further develop our presence in this growing market segment. We also plan to develop an international Internet strategy over the next several years.

Store Summary

The following table sets forth certain information regarding the 3,582 stores in our core athletic business as of February 3, 2001:

                                                                                                           2001
                                   January                                 Remodeled/      February       Planned
       Store Summary              29, 2000        Opened      Closed*       Relocated       3, 2001       Openings
-----------------------------    ------------    ---------    ---------    ------------   ------------    --------

Foot Locker.................        1,507              3           57            62          1,453            58
Lady Foot Locker............          690              2           30            14            662             1
Kids Foot Locker............          403              1            6             4            398             1
Foot Locker International**.          482             22           21            40            483            35
Champs Sports...............          611             --           25             7            586             5
                                   ------           ----         ----         -----         ------         -----
     Total..................        3,693             28          139           127          3,582           100
                                   ======           ====         ====         =====         ======         =====

* Includes 61 stores from the 1999 accelerated store closing program. ** Foot Locker International includes Foot Locker Canada, Foot Locker
   Europe and Foot Locker Australia.


Substantially all merchandise decisions with respect to purchase, prices, markdowns and advertising are controlled by management at division headquarters. We have district managers who visit each of our stores on a regular basis to review the implementation of our policies, monitor operations and review inventories and the presentation of merchandise. Accounting and general financial functions for our stores are conducted at the corporate level.

Marketing

We attempt to price our merchandise to be competitive with athletic specialty, sporting goods and other stores selling athletic footwear and apparel. While the bulk of our merchandise is sold at our regular retail prices, we also conduct promotions that generally revolve around themes such as back-to-school, holiday seasons and vendor weeks. In addition, we frequently promote individual items to increase store traffic.

We advertise through many different media, including television, radio, newspaper and outdoor advertising. We also contribute to mall merchant association funds that advertise a mall and individual stores within a mall. In-store promotions with point-of-purchase materials are also an important part of our marketing strategy.

We also take advantage of advertising and promotional assistance from many of our suppliers. This assistance takes the form of cooperative advertising programs, in-store sales incentives, point-of-purchase materials, product training for employees and other programs. We believe that we benefit significantly from the advertising campaigns of our key suppliers, such as Nike, adidas, Reebok, Timberland, New Balance and K-Swiss. See "Risk Factors -- A change in the relationship with any of our key vendors or the unavailability of our key products at competitive prices could affect our financial health."

Management Information Systems

We have a computerized management information system that includes a network of computers at corporate and divisional headquarters to support our decision-making processes. During the past four years, we have invested approximately $200 million to upgrade and implement a new technology platform to improve information flow and analysis using widely accepted technologies.

We have installed assortment planning and decision support tools to support our merchandising processes. The assortment planning and decision support tools enhance our users' ability to query sales, inventory and on-order by product classification and location, thereby enhancing our analytical capability and improving decisions with respect to product purchases, location and margin management.

We have also enhanced our financial reporting and human resources management systems through the installation of software based on the PeopleSoft platform, a widely recognized leader in enterprise systems. The financial systems provide standard financial reporting and user query capabilities while providing increased financial results accuracy for our retail operations. The human resources system provides traditional payroll and benefits administration functions as well as career planning, position management and succession planning capabilities. Both the financial and human resources systems are tightly integrated, providing a consistent look and feel for all areas of the organization.

We are continuing to enhance our information systems architecture in critical areas such as point of sale, logistics and distribution center management working with leading vendors such as Manhattan Associates and IBM to improve performance while reducing cost in these areas. See "Risk Factors -- We may not be able to successfully expand and implement our point of sale systems."

Logistics/Distribution

Our logistics department is responsible for planning, coordinating and tracking product flow from our suppliers to the retail stores on a worldwide basis. This includes direct management of all company-operated distribution centers, as well as management of freight, transportation and third-party service centers. Logistics also provides technical expertise and direction for international trade and government compliance, as well as the development and management of vendor compliance programs. We are focused on continually improving flexibility, speed-to-market and efficiencies by increasing the mix of floor-ready merchandise and expanding cross-docking and shipping full caselot merchandise.

We currently operate four distribution facilities worldwide, occupying, in the aggregate, approximately two million square feet. Our primary service center, with an area of 1.3 million square feet, is located in Junction City, Kansas and supports our U.S. store operations. Our facility in Wausau, Wisconsin, with an area of 240,000 square feet, supports our Footlocker.com/Eastbay e-commerce and catalog operations.

In February 1999, we opened a new distribution center in the Netherlands to service Foot Locker's operations across 11 European countries. This center incorporates advanced warehouse management software and new material handling equipment, including mechanized conveyor systems, bar code scanning and radio frequency technology. This warehouse management system allows us to receive and immediately ship full caselot merchandise and has reduced in-transit time in Europe by approximately five days on new product launches. This capability will allow us to speed goods to our stores in a cost-effective manner, thereby ensuring a continuous flow of fresh merchandise to our retail stores.

We believe that our strong distribution support for our domestic and international stores is a critical element of our business strategy and is central to our ability to maintain a low cost operating structure.

Vendors

Although we purchase merchandise and supplies from hundreds of vendors worldwide, for the year ended February 3, 2001, approximately 71 percent of our merchandise was purchased from five principal vendors, including approximately 49 percent purchased from Nike. We believe our relationships with our key vendors are satisfactory. We have no long-term supply contracts with any of our key vendors. See "Risk Factors -- A change in the relationship with any of our key vendors or the unavailability of our key products at competitive prices could affect our financial health."

Properties

Our properties consist of stores and administrative and distribution facilities, the vast majority of which are leased. Total selling area at the end of 2000 was approximately 9.4 million square feet, of which approximately 7.9 million square feet related to our core athletic business, approximately 1.3 million square feet related to the Northern Group and approximately 200,000 square feet related to other businesses. These properties are located in the United States, Canada, Australia and Europe.

Virtually all of our store properties are held under operating leases. Some of our store leases contain renewal options with varying terms and conditions. We expect that in the normal course of business, expiring leases will generally be renewed or, upon making a decision to relocate, replaced by leases on other premises. New operating lease periods generally range from five to ten years. Certain leases provide for additional rent payments based on a percentage of store sales.

In determining new store locations, we evaluate, among other things, market areas, mall locations, anchor stores, customer traffic, mall sales per square foot, competition and occupancy, construction and other costs associated with opening a store. See "Risk Factors -- We depend on mall traffic and our ability to identify suitable store locations."

Intellectual Property and Other Property Rights

We own many trademarks and service marks that are used in our businesses. Our principal marks include Foot Locker, Lady Foot Locker, Kids Foot Locker, Champs Sports and Eastbay. We maintain and enforce appropriate federal and international registrations for our marks. However, effective intellectual property protection may not be available in certain countries in which we currently operate. Our principal trademarks and service marks are pledged as collateral to our banks under our amended revolving credit agreement.

Employees

We had approximately 17,000 full-time employees and 32,000 part-time employees at February 3, 2001. We consider employee relations to be satisfactory.

Legal Proceedings

From time to time, we are involved in routine litigation incident to the conduct of our business, as well as litigation incident to the sale and disposition of businesses that have occurred in the past several years, none of which, we believe, will have a material adverse effect on our financial position or results of operations.



                                 Management

Executive Officers and Directors

Set forth below is certain information regarding our executive officers and directors:

Name                                          Age    Position

J. Carter Bacot(1),(4),(6)..............      68     Chairman of the Board and Director
Matthew D. Serra(1),(5).................      57     President and Chief Executive Officer and Director
Gary M. Bahler..........................      49     Senior Vice President, General Counsel and Secretary
Jeffrey L. Berk.........................      46     Senior Vice President -- Real Estate
Bruce L. Hartman(5).....................      48     Senior Vice President and Chief Financial Officer
Laurie Petrucci(5)......................      43     Senior Vice President -- Human Resources
John H. Cannon..........................      59     Vice President and Treasurer
Robert W. McHugh........................      43     Vice President and Chief Accounting Officer
Purdy Crawford(1),(2),(3)...............      69     Director
Philip H. Geier Jr.(3)..................      66     Director
Jarobin Gilbert Jr.(1),(2),(4)..........      55     Director
James E. Preston(1),(3),(4),(6).........      68     Director
David Y. Schwartz(2),(6)................      60     Director
Christopher A. Sinclair(1),(3),(6)......      50     Director
Cheryl Turpin(3),(4)....................      53     Director
Dona D. Young(2),(4)....................      47     Director

(1)      Member of Executive Committee
(2)      Member of Audit Committee
(3)      Member of Compensation and Management Resources Committee
(4)      Member of Nominating and Corporate Governance Committee
(5)      Member of Retirement Plan Committee
(6)      Member of Finance and Strategic Planning Committee


J. Carter Bacot has served as the non-executive Chairman of the Board since March 4, 2001 and as a director of Venator since 1993. He was Chairman of the Board of The Bank of New York Company, Inc. (bank holding company) and The Bank of New York, its wholly owned subsidiary, from 1982 to February 7, 1998, and Chief Executive Officer of The Bank of New York Company, Inc. and The Bank of New York from 1982 to July 1, 1997. He is a director of The Bank of New York Company, Inc. and Phoenix Home Life Mutual Insurance Company. He is a trustee of Atlantic Mutual Insurance Company and a director of its subsidiaries, Atlantic Specialty Insurance Company and Centennial Insurance Company.

Matthew D. Serra has served as President since April 12, 2000 and Chief Executive Officer since March 4, 2001. He served as Chief Operating Officer from February 2000 to March 3, 2001 and as President and Chief Executive Officer of the Foot Locker Worldwide division from September 1998 to February 2000. He previously served as Chairman and Chief Executive Officer of Stern's, a division of Federated Department Stores, Inc., from March 1993 to September 1998.

Gary M. Bahler has served as Senior Vice President since August 1998, General Counsel since February 1993 and Secretary since February 1990. He served as Vice President from February 1993 to August 1998.

Jeffrey L. Berk has served as Senior Vice President-Real Estate since February 2000. He was President of Venator Group Realty, North America from January 1997 to February 2000. He previously served as Vice President-Real Estate for Barnes & Noble, Inc. from 1994 to 1997.

Bruce L. Hartman has served as Senior Vice President and Chief Financial Officer since February 1999. Mr. Hartman served as Vice President-Corporate Shared Services from September 1998 to February 1999 and as Vice President and Controller from November 1996 to September 1998. He served as the Chief Financial Officer of various divisions of the May Department Stores Company from March 1993 to October 1996.

Laurie Petrucci has served as Senior Vice President-Human Resources since May 2001. She served as Senior Vice President-Human Resources of the Foot Locker Worldwide division from February 2000 to May 2001, as Vice President-Organizational Development and Training of Foot Locker Worldwide from February 1999 to February 2000, and as Vice President-Human Resources-Apparel Group from February 1997 to February 1999. From June 1995 to February 1997, she served as a human resources consultant with Global HR Solutions.

John H. Cannon has served as Vice President and Treasurer since October
1983.

Robert W. McHugh has served as Vice President and Chief Accounting Officer since January 2000 and Vice President-Taxation from November 1997 to January 2000. He was a partner at KPMG LLP from July 1990 to October 1997.

Purdy Crawford has served as a Director since 1995. He has been Chairman of the Board of AT&T Canada since June 1999. From 1987 to February 2000, he served as Chairman of the Board of Imasco Limited (Canada), a consumer products and services company, and was its Chief Executive Officer from 1987 to 1995. Mr. Crawford is a director of Camco Inc., Canadian National Railway Company, Inco Limited, Maple Leaf Foods, Ltd., Petro-Canada and Nova Scotia Power Inc. He is Counsel to the Canadian law firm of Osler, Hoskin & Harcourt.

Philip H. Geier, Jr. has served as a Director since 1994. He was Chairman of the Board and Chief Executive Officer of Interpublic Group of Companies, Inc., an advertising and marketing communications services company, from 1980 to January 2001. He is a director of Fiduciary Trust Company International and AEA Investors, Inc. and the International Tennis Hall of Fame.

Jarobin Gilbert, Jr. has served as a Director since 1981. Mr. Gilbert has been President and Chief Executive Officer of DBSS Group, Inc., a management, planning and trade consulting services company, since 1992. He is a director of PepsiAmericas, Inc. and Midas, Inc. He is also a trustee of Atlantic Mutual Insurance Company and a director of Harlem Partnership, Inc.

James E. Preston has served as a Director since 1983. He was Chairman of the Board of Avon Products, Inc. from 1989 to May 1999 and Chief Executive Officer from 1989 to June 1998. He is a director of ARAMARK Corporation, Reader's Digest Association, Project Hope, The Edna McConnell Clarke Foundation, The New Milford Hospital and the Kent Land Trust.

David Y. Schwartz has been a Director since 2000. He has been an independent business adviser and consultant since July 1997. He was a partner with Arthur Andersen LLP from 1972 until his retirement in 1997. Mr. Schwartz is a director of Walgreen Co.

Christopher A. Sinclair has served as a Director since 1995. Mr. Sinclair has been a Managing Director of Manticore Group, LLC, a venture capital and advisory firm, since February 1, 2001 and Operating Partner of Pegasus Capital Advisors, a private equity firm, since June 1, 2000. He was Chairman of the Board of Caribiner International, a business communications company, from May 1999 to May 2000, Chief Executive Officer from December 1998 to May 2000, and President from December 1998 to May 1999. He was President and Chief Executive Officer of Quality Food Centers, Inc., a supermarket chain, from September 1996 to March 1998. He served as Chairman and Chief Executive Officer of Pepsi-Cola Company, a division of PepsiCo, Inc. from April 1996 to July 1996. He was President and Chief Executive Officer of PepsiCo Foods and Beverages International, a division of PepsiCo, from 1993 to April 1996. He is a director of Mattel, Inc., Merisant, Inc. and the Amos Tuck School of Business Administration at Dartmouth College.

Cheryl Turpin has served as a Director since January 1, 2001. She served as President and Chief Executive Officer of The Limited Stores, Inc. from June 1994 to August 1997. She was President and Chief Executive Officer of Lane Bryant, a subsidiary of The Limited, Inc., from January 1990 to June 1994. Ms. Turpin is a member of the Board of Trustees of the Columbus School for Girls.

Dona D. Young has served as a Director since January 1, 2001. She has been President since February 2000 and Chief Operating Officer since February 2001 of Phoenix Home Life Mutual Insurance Company. She joined Phoenix Home Life Mutual Insurance Company in 1980 and served in various management and legal positions, including Executive Vice President and General Counsel from 1995 to 2000. Ms. Young is a director of Phoenix Home Life Insurance Company, Sonoco Products Company and Wachovia Corporation. She is also a director of Hartford Hospital and The Children's Fund.



                            Description of Notes

We issued the notes under an indenture dated as of June 8, 2001 between Venator Group, Inc. and The Bank of New York, as trustee. The terms of the notes include those provided in the indenture, the notes and the registration rights agreement dated as of June 8, 2001 between us and J.P. Morgan Securities Inc. The following description is only a summary of the material provisions of the indenture, the notes and the registration rights agreement and is not complete. We urge you to read the indenture, the notes and the registration rights agreement in their entirety because they, and not this description, define your rights as a holder of the notes. A copy of the form of indenture, the form of certificate evidencing the notes and the form of registration rights agreement is available to you upon request. As used in this section, the words "we," "us," "our" or "Venator" refer to Venator Group, Inc. and its successors under the indenture and do not include any current or future subsidiary of Venator Group, Inc.

General

The notes are unsecured general obligations of Venator and are subordinate in right of payment as described under "-- Subordination of the Notes." The notes will be convertible into common stock of Venator as described under "-- Conversion of the Notes." The notes are limited to $150,000,000 aggregate principal amount at maturity. The notes were issued only in denominations of $1,000 or in integral multiples of $1,000.

The notes will bear interest at the annual rate of 5.50%. Interest will be payable semi-annually in arrears on June 1 and December 1, commencing on December 1, 2001, to holders of record at the close of business on the preceding May 15 and November 15, respectively, except:

     o that the interest payable upon redemption or repurchase, unless the date of redemption or repurchase is an interest payment date, will be payable to the person to whom principal is payable; and

     o   as set forth in the next succeeding paragraph.

In the case of any note, or portion of any note, that is converted into common stock of Venator during the period from, but excluding, a record date for any interest payment date to, but excluding, that interest payment date, either:

     o if the note, or portion of the note, has been called for redemption on a redemption date that occurs during that period, or is to be repurchased on a repurchase date, as defined below, that occurs during that period, then Venator will not be required to pay interest on that interest payment date in respect of any note, or portion of any note, that is so redeemed or repurchased; or

     o if otherwise, any note or portion of any note that is not called for redemption that is submitted for conversion during that period must be accompanied by funds equal to the interest payable on that interest payment date on the principal amount so converted.

See "-- Conversion of the Notes."

Interest will be paid, at Venator's option, either:

     o by check mailed to the address of the person entitled to the interest as it appears in the note register; provided that a holder of notes with an aggregate principal amount in excess of $10 million will, at the written election of the holder, be paid by wire transfer in immediately available funds; or

     o by transfer to an account maintained by that person located in the United States.

Payments to The Depository Trust Company, New York, New York, or DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

The notes will mature on June 1, 2008 unless earlier converted, redeemed or repurchased as described below. The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by Venator or any of its subsidiaries. The indenture contains no covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a change in control of Venator except to the extent described below under "-- Repurchase at Option of Holders."

Conversion of the Notes

Any registered holder of notes may, at any time prior to close of business on the business day prior to the date of repurchase, redemption or final maturity of the notes, as appropriate, convert the principal amount of any notes or portions thereof, in denominations of $1,000 or integral multiples of $1,000, into common stock of Venator, at a conversion price of $15.806 per share, subject to adjustment as described below.

Except as described below, no payment or adjustment will be made on conversion of any notes for interest accrued thereon or for dividends on any common stock issued upon conversion. If any notes not called for redemption are converted between a record date and the next interest payment date, those notes must be accompanied by funds equal to the interest payable on the next interest payment date on the principal amount so converted. Venator is not required to issue fractional shares of common stock upon conversion of the notes and, instead, will pay a cash adjustment based upon the market price of common stock on the last trading day prior to the date of conversion. In the case of notes called for redemption or tendered for repurchase, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption or repurchase unless Venator defaults in the payment of the redemption or repurchase price. A note that the holder has elected to be repurchased may be converted only if the holder withdraws its election to have its notes repurchased in accordance with the terms of the indenture.

The initial conversion price of $15.806 per share is subject to adjustment upon specified events, including:

     (1) the issuance of common stock of Venator as a dividend or distribution on the common stock;

     (2) the issuance to all holders of common stock of rights or warrants to purchase common stock;

     (3) specified subdivisions and combinations of the common stock;

     (4) the distribution to all holders of common stock of capital stock, other than common stock, or evidences of indebtedness of Venator or of assets, including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid in cash;

     (5) a dividend or distribution consisting exclusively of cash to all holders of common stock if the aggregate amount of these distributions combined together with (A) all other all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in any tender offers by Venator or any of its subsidiaries for common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of Venator's market capitalization; or

     (6) the purchase of common stock pursuant to a tender offer made by Venator or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration payable in any other tender offer by Venator or any of its subsidiaries for common stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus
         (B) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of common stock within the 12 months preceding the expiration of the tender offer for which no adjustment has been made, exceeds 10% of Venator's market capitalization on the expiration of such tender offer.

In the case of:

     o any reclassification or change of the outstanding shares of the common stock; or

     o   a consolidation, merger or combination involving Venator; or

     o a sale or conveyance to another person of the property and assets of Venator as an entirety or substantially as an entirety;

in such case as a result of which holders of common stock would be entitled to receive stock, other securities, other property or assets, including cash, in respect of or in exchange for all shares of common stock, then the holders of the notes then outstanding will generally be entitled thereafter to convert the notes into the same type of consideration that they would have owned or been entitled to receive upon such event had the notes been converted into common stock immediately prior to that event, assuming that a holder of notes would not have exercised any rights of election as to the consideration receivable in connection with that transaction.

If Venator makes a taxable distribution to holders of common stock or in specified other circumstances requiring an adjustment to the conversion price, the holders of notes may, in some circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In some other circumstances, the absence of an adjustment to the conversion price may result in a taxable dividend to the holders of common stock. See "Certain United States Federal Income Tax Consequences."

Venator may from time to time, to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, in which case Venator will give at least 15 days' notice of the reduction. Venator may, at its option, make reductions in the conversion price, in addition to those described above, as Venator's board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as dividends or distributions of, or rights to acquire, stock for income tax purposes.

No adjustment in the conversion price will be required unless that adjustment would require an increase or decrease of at least 1% in the conversion price then in effect; however, any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

Optional Redemption by Venator

The notes are not entitled to any sinking fund.

At any time on or after June 4, 2004, Venator may redeem the notes on at least 20 days' notice as a whole or, from time to time, in part at the following prices, expressed as a percentage of the principal amount, together with accrued interest to, but excluding, the date fixed for redemption:

                                                                   Redemption
Period                                                                Price

Beginning June 4, 2004 and ending on May 31, 2005................     103.1%
Beginning June 1, 2005 and ending on May 31, 2006................     102.4%
Beginning June 1, 2006 and ending on May 31, 2007................     101.6%
Beginning June 1, 2007 and ending on May 31, 2008................     100.8%

Any accrued interest becoming due on the date fixed for redemption will be payable to the holders of record on the relevant record date of the notes being redeemed.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 on a pro rata basis or by lot or such other method as the Trustee shall deem fair and equitable. If a portion of a holder's notes is selected for partial redemption and that holder converts a portion of that holder's notes, the converted portion will be deemed to be of the portion selected for redemption.

Repurchase at Option of Holders

You will have the right, at your option, to require us to repurchase all or any portion of your notes 30 business days after the occurrence of a repurchase event.

The repurchase price will be 100% of the principal amount of the notes submitted for repurchase, plus accrued and unpaid interest to, but excluding, the repurchase date. If a repurchase date is an interest payment date, then the interest payable on that date will be paid to the holder of record on the preceding record date.

At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in common stock, valued at 95% of the average of the closing prices for the five trading days immediately before and including the third trading day preceding the repurchase date. The repurchase price may be paid in shares of common stock only if the following conditions are satisfied:

     o such shares have been registered under the Securities Act of 1933 or are freely transferable without such registration;

     o the issuance of such common stock does not require registration with or approval of any governmental authority under any state law or any other federal law, which registration or approval has not been made or obtained;

     o such shares have been approved for quotation on the New York Stock Exchange or listing on a national securities exchange; and

     o such shares will be issued out of our authorized but unissued common stock and, upon issuance, will be duly and validly issued and fully paid and non-assessable and free of any preemptive rights.

A repurchase event will be considered to have occurred if one of the following "change in control" events occurs:

     o any person or group is or becomes the beneficial owner of more than 50% of the voting power of our outstanding securities entitled to generally vote for directors;

     o we consolidate with or merge into any other person or any other person merges into Venator or we convey, transfer or lease all or substantially all of our assets to any person other than our subsidiaries and, as a result, our outstanding common stock is changed or exchanged for other assets or securities, unless our shareholders immediately before the transaction own, directly or indirectly, immediately following the transaction more than 50% of the combined voting power of the person resulting from the transaction or the transferee person; or

     o   our liquidation or dissolution.

However, a change in control will not be deemed to have occurred if either:

     o the last sale price of our common stock for any five trading days within

         o the period of ten consecutive trading days immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control resulting solely from a change in control under the first bullet point above, or

         o the period of ten consecutive trading days immediately preceding the change in control, in the case of a change in control under the second and third bullet points above is at least equal to 105% of the conversion price in effect on such day; or

     o in the case of a merger or consolidation, all of the consideration excluding cash payments for fractional shares in the merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

We will be required to mail you a notice within 10 business days after the occurrence of a repurchase event. The notice must describe, among other things, the repurchase event, your right to elect repurchase of the notes and the repurchase date. We must deliver a copy of the notice to the trustee. You may exercise your repurchase rights by delivering written notice to us and the trustee. The notice must be accompanied by the notes duly endorsed for transfer to Venator. You must deliver the exercise notice on or before the close of business on the business day prior to the repurchase date.

The interpretation of the phrase "all or substantially all" used in the definition of change in control would likely depend on the facts and circumstances existing at such time. As a result, there may be uncertainty as to whether or not a sale or transfer of "all or substantially all" assets has occurred. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of "all or substantially all" of our assets."

We may not have sufficient cash funds to repurchase the notes upon a repurchase event. We may elect, subject to certain conditions, to pay the repurchase price in common stock. Future debt agreements may prohibit us from paying the repurchase price in either cash or common stock. If we are prohibited from repurchasing the notes, we could seek consent from our lenders to repurchase the notes. If we are unable to obtain their consent, we could attempt to refinance the notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the notes. If we were unable to repurchase the notes upon a repurchase event, it would result in an event of default under the indenture. An event of default under the indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt. As a result, we could be prohibited from paying amounts due on the notes under the subordination provisions of the indenture.

The change in control feature may not necessarily afford you protection in the event of a highly leveraged transaction, a change in control or similar transactions involving Venator. We could, in the future, enter into transactions, including recapitalizations, that would not constitute a change in control but that would increase the amount of our senior indebtedness or other debt. We are not prohibited from incurring senior indebtedness or debt under the indenture. If we incur significant amounts of additional debt, this could have an adverse effect on our ability to make payments on the notes. In addition, our management could undertake leveraged transactions that could constitute a change in control. The board of directors does not have the right under the indenture to limit or waive the repurchase right in the event of these types of leveraged transaction.

The requirement to repurchase notes upon a repurchase event could delay, defer or prevent a change of control. As a result, the repurchase right may discourage:

     o   a merger, consolidation or tender offer;

     o the assumption of control by a holder of a large block of our shares; and

     o   the removal of incumbent management.

The repurchase feature was a result of negotiations between Venator and the initial purchasers of the notes. The repurchase feature is not the result of any specific effort to accumulate shares of common stock or to obtain control of Venator by means of a merger, tender offer or solicitation, or part of a plan by Venator to adopt a series of anti-takeover provisions. We have no present intention to engage in a transaction involving a change of control, although it is possible that we may decide to do so in the future.

The Securities Exchange Act of 1934, as amended, and the rules thereunder require the distribution of specific types of information to security holders in the event of issuer tender offers. These rules may apply in the event of a repurchase. We will comply with these rules to the extent applicable.

Subordination of the Notes

The indebtedness evidenced by the notes is subordinated to the extent provided in the indenture to the prior payment in full, in cash or other payment satisfactory to holders of senior indebtedness, of all of our existing and future senior indebtedness. Upon any distribution of our assets upon any dissolution, winding-up, liquidation or reorganization, or in bankruptcy, insolvency, receivership or similar proceedings, payment of the principal of, premium, if any, interest and all other obligations in respect of the notes, including by way of redemption, acquisition or other purchase thereof, on the notes is to be subordinated in right of payment to the prior payment in full, in cash or other payment satisfactory to holders of senior indebtedness, of all of our existing and future senior indebtedness. In addition, the notes are also effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations and preferred stock, if any, of our subsidiaries.

In the event of any acceleration of the notes because of an event of default, the holders of any senior indebtedness then outstanding would be entitled to payment in full, in cash or other payment satisfactory to holders of senior indebtedness, of all obligations in respect to such senior indebtedness before the holders of notes are entitled to receive any payment or other distribution. We are required to promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default.

We also may not make any payment upon or redemption of or purchase or otherwise acquire the notes if:

     o a default in the payment of principal, premium, if any, interest or other obligations in respect of designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

     o any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of the designated senior indebtedness to which such default relates to accelerate its maturity and the trustee receives a notice of such default, which we refer to as a payment blockage notice, from us or any other person permitted to give this notice under the indenture.

Unless the holders of any senior indebtedness have accelerated its maturity, we may and shall resume making payments on the notes:

     o in the case of a payment default, when the default is cured or waived or ceases to exist, and

     o in the case of a nonpayment default, the earlier of when such nonpayment default is cured or waived or ceases to exist or 179 days after receipt of the payment blockage notice.

No new period of payment blockage may be commenced pursuant to a payment blockage notice unless and until 360 days have elapsed since the initial effectiveness of the prior payment blockage notice.

No default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice, unless the default has been cured or waived for a period of not less than 90 consecutive days.

In the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. Such subordination will not prevent the occurrence of any event of default under the indenture.

A substantial portion of our operations are conducted through our subsidiaries. As a result, our cash flow and or ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us. See "Risk Factors -- If our subsidiaries do not make sufficient distributions to us, we will not be able to make payment on our debt, including the notes."

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business consideration. There can be no assurance that we will receive adequate funds from our subsidiaries to pay interest due on the notes or to repay the notes when redeemed or upon maturity.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

As of February 3, 2001, we had approximately $290 million of senior indebtedness and we and our subsidiaries had approximately $929 million of other liabilities reflected on our consolidated balance sheet. In addition, with respect to our continuing operations, we and our subsidiaries had total operating lease commitments of $1,907 million as of February 3, 2001. Other liabilities on our consolidated balance sheet include our estimate of costs to exit leases of our discontinued operations.

Neither we nor our subsidiaries are limited in or prohibited from incurring senior indebtedness or any other indebtedness or liabilities under the indenture.

Certain Definitions

"credit facility" means the credit agreement dated as of April 9, 1997, as amended and restated as of June 8, 2001 among Venator Group, Inc., the lenders and co-agents party thereto and The Bank of New York, as administrative agent, together with any related documents (including any security documents and guarantee agreements), as such agreement may be amended, modified, supplemented, extended, renewed, refinanced or replaced or substituted from time to time.

"designated senior indebtedness" means (i) all indebtedness under the credit facility, and (ii) after payment in full in cash of all senior indebtedness under the credit facility, any particular senior indebtedness in which the instrument creating or evidencing the senior indebtedness or the assumption of guarantee thereof (or related documents or agreements to which we are a party) expressly provides that such indebtedness shall be "designated senior indebtedness" (provided that such instrument may place limitations and conditions on the right of such senior indebtedness to exercise the rights of designated senior indebtedness), the aggregate principal amount of which is equal to or greater than $50 million.

"indebtedness" means:

     (1) all of our indebtedness, obligations and other liabilities, contingent or otherwise, for borrowed money, including obligations:

         o in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements and any loans or advance from banks, whether or not evidenced by notes or similar instruments, or

         o evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to all of our assets or to only a portion thereof, other than any account payable or other secured current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services,

     (2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers' acceptances,

     (3) all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet,

     (4) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a residual value of leased property to the lessor and all of our obligations under such lease or related documents to purchase the leased property (whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles),

     (5) all of our obligations, contingent or otherwise, with respect to an interest rate, currency or other swap, cap, floor or collar agreement, hedge agreement, forward contract, or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement,

     (6) all of our direct or indirect guarantees or similar agreements to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (5) above,

     (7) any indebtedness or other obligations described in clauses (1) through (6) above secured by any mortgage, pledge, lien or other encumbrance existing on property which owned or held by us, regardless of whether the indebtedness or other obligation secured thereby has been assumed by us, and

     (8) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (7) above.

"obligations" means with respect to any indebtedness, all obligations (whether in existence on June 8, 2001 or arising afterwards, absolute or contingent, direct or indirect) for or in respect of principal (when due, upon acceleration, upon redemption, upon mandatory repayment or repurchase pursuant to a mandatory offer to purchase, or otherwise), premium, interest, penalties, fees, indemnification, reimbursement and other amounts payable and liabilities with respect to such indebtedness, including, without limitation, all interest accrued or accruing after, or which would accrue but for, the commencement of any bankruptcy, insolvency or reorganization or similar case or proceeding at the contract rate (including, without limitation, any contract rate applicable upon default) specified in the relevant documentation, whether or not the claim for such interest is allowed as a claim in such case or proceeding.

"senior indebtedness" means all obligations with respect to indebtedness of Venator whether outstanding on the date of the indenture or thereafter created, incurred, assumed guaranteed, or in effect guaranteed, by Venator, including, without limitation, all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing, unless in the case of any particular indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness ranks equally in right of payment or junior to the notes.

Senior indebtedness does not include any indebtedness of Venator to any subsidiary of Venator, any obligation for federal, state, local or other taxes or any trade accounts payable arising in the ordinary course of business.

We are obligated to pay compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for such payments will generally be senior to those of the holders of the notes in respect to all funds collected and held by the trustee.

Satisfaction and Discharge

We may be discharged from our obligations on the notes if they mature within one year or will be redeemed within one year and we deposit with the trustee enough cash and/or U.S. government obligations to pay all the principal, premium, if any, and interest due to the stated maturity date or redemption date of the notes.

Defeasance

The indenture also contains a provision that permits us to elect:

     o to be discharged from all of our obligations, subject to limited exceptions, with respect to the notes then outstanding; and/or

     o to be released from our obligations under the covenants relating to the required offer to repurchase upon a repurchase event, maintenance of our corporate existence and reports to holders.

To make either of the above elections, we must deposit in trust with the trustee enough money to pay in full the principal, premium, if any, and interest on the notes. This amount may be made in cash and/or U.S. government obligations. As a condition to either of the above elections, we must deliver to the trustee an opinion of counsel that the holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of the action. If we elect to be discharged from all of our obligations as outlined above in the first bullet point in this section, the holders of the notes will not be entitled to the benefits of the indenture, except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes.

Exchange and Transfer

Notes may be transferred or exchanged at the office of the security registrar. We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange. In the event of any potential redemption of the notes, we will not be required to:

     o issue, authenticate or register the transfer of or exchange any note during a period beginning at the opening of business 10 business days before the mailing of a notice of redemption and ending at the close of business on the day of the mailing, or

     o register the transfer of or exchange any note selected for redemption, in whole or in part, except the unredeemed portion of notes being redeemed in part.

We have initially appointed the trustee as the security registrar, paying agent and conversion agent. We may designate additional registrars, paying or conversion agents or change registrars, paying or conversion agents. However, we will be required to maintain a paying agent in the place of payment for the notes.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

     o the successor, if any, is a U.S. or a District of Columbia corporation, limited liability company, partnership, trust or other business entity,

     o the successor assumes our obligations under the notes, the indenture and the registration rights agreement, and

     o immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing, and certain other conditions are met.

Events of Default

The indenture defines an event of default with respect to the notes as one or more of the following events:

     (1) our failure to pay principal of or any premium on the notes when due (whether or not prohibited by the subordination provisions of the indenture),

     (2) our failure to pay any interest on the notes when due, if such failure continues for 30 days (whether or not prohibited by the subordination provisions of the indenture),

     (3) our failure to perform any other covenant in the indenture, if such failure continues for 90 days after the notice required in the indenture, and

     (4) our bankruptcy, insolvency or reorganization.

If an event of default, other than an event of default described in clause
(4) above, occurs and continues, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount including any accrued and unpaid interest on the notes to be due and payable upon the earlier to occur of (x) the 5th day after notice thereof has been given to holders of designated senior indebtedness and (y) the date on which all of the designated senior indebtedness has been accelerated. If an event of default described in clause (4) above occurs, the principal amount of all the notes will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above under "-- Subordination of the Notes."

After acceleration but before a judgment or decree of the money due in respect of the notes has been obtained, the holders of a majority in aggregate principal amount of the outstanding notes may rescind such acceleration and its consequences if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived.

Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders offer the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

A holder will have the right to begin a proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture only if:

         (1) the holder gives to the trustee written notice of a continuing event of default, (2) holders of at least 25% in aggregate principal amount of notes then outstanding made a written request to the trustee to pursue the remedy, (3) such holder or holders offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense, (4) the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity and (5) during such 60-day period the holders of a majority in aggregate principal amount of the notes then outstanding do not give the trustee a direction inconsistent with the request. Holders may, however, sue to enforce the payment of principal, premium or interest on or after the due date or their right to convert without following the procedures listed in
         (1) through (5) above.

We will furnish the trustee an annual statement by our officers as to whether or not, to the officer's knowledge, we are in default in the performance of the indenture and, if so, specifying all known defaults.

Modification and Waiver

We may make modifications and amendments to the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes affected by the modification or amendment. However, we may not make any modification or amendment without the consent of the holder of each outstanding note affected by the modification or amendment if such modification or amendment would:

     o   change the stated maturity of the notes,

     o   reduce the principal, premium, if any, or interest on the notes,

     o change the place of payment from New York, New York or the currency in which the notes are payable,

     o waive a default in payment of the principal of or interest on any note,

     o impair the right to sue for any payment after the stated maturity or redemption date,

     o modify the subordination provisions in a materially adverse manner to the holders,

     o adversely affect the right to convert the notes other than as provided in or under the indenture, or

     o change the provisions in the indenture that relate to modifying or amending the indenture.

Holders of a majority in aggregate principal amount of the outstanding notes may waive, on behalf of the holders of all of the notes, compliance by us with respect to certain restrictive provisions of the indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of the outstanding notes may, on behalf of all holders of the notes, waive any past default or event of default unless:

     o we fail to pay principal, premium or interest on any note when due;

     o   we fail to convert any note into common stock; or

     o we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

An amendment may not effect any change that adversely affects the rights of any holder of senior indebtedness then outstanding under the subordination provisions unless such holder of senior indebtedness, or a representative for such holder, consents to such change.

Any notes held by us or by any persons directly or indirectly controlling or controlled by or under direct or indirect common control with us shall be disregarded (from both the numerator and denominator) for purposes of determining whether the holders of a majority in principal amount of the outstanding notes have consented to a modification, amendment or waiver of the terms of the indenture.

Notices

Notices to holders will be given by mail to the addresses of the holders in the security register.

Governing Law

The indenture and the notes will be governed by, and construed under, the law of the State of New York, without regard to conflicts of laws principles.

Regarding the Trustee

The Bank of New York has agreed to serve as the trustee under the indenture. The trustee will be permitted to deal with us and any affiliate of ours with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflicts or resign.

The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

J. Carter Bacot, Chairman of the Board and a director of Venator, is a director of The Bank of New York Company, Inc., parent of the trustee under the indenture.

Registration Rights

We entered into a registration rights agreement with the initial purchasers of the notes. If you sell the notes or shares of common stock issued upon conversion of the notes under this registration statement, you generally will be required to be named as a selling securityholder in this prospectus, deliver this prospectus to purchasers and be bound by applicable provisions of the registration rights agreement, including some indemnification provisions.

In the registration rights agreement, we agreed to file a registration statement that includes this prospectus with the SEC by September 6, 2001. We agreed to use all reasonable best efforts to cause this registration statement to become effective as promptly as practicable, but before December 5, 2001. We agreed to keep this registration statement effective until the earliest of (i) June 8, 2003, (ii) the date when all registrable securities shall have been registered under the Securities Act of 1933 and disposed of or (iii) the date on which all registrable securities are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act of 1933 (such shortest time period referred to as the effectiveness period). We may suspend the use of this prospectus under limited circumstances, including pending corporate developments or public filings with the SEC, for a period not to exceed 45 days in any 90-day period and 90 days in any 360-day period. We also agreed to pay liquidated damages to holders of the notes and shares of common stock issued upon conversion of the notes if the registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above. You should refer to the registration rights agreement for a description of these liquidated damages.

Book-Entry System

The notes were originally issued in the form of a global security issued in reliance on Rule 144A and a global security issued in reliance on Regulation S. Upon the issuance of a global security, DTC (referred to as the depository) or its nominee credited the accounts of persons holding through it with the respective principal amounts of the notes represented by such global security. Such accounts were designated by the initial purchasers with respect to notes placed by the initial purchasers for us. The notes that are sold under this prospectus will be represented by a new unrestricted global security. Upon issuance of this new global security, the depository or its nominee will credit the accounts of persons holding through it with the respective principal amounts of the notes represented by the new unrestricted global security. Ownership of beneficial interests in a global security is limited to persons that have accounts with the depository ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global security is shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depository for such global security. Ownership of beneficial interests in such global security by persons that hold through participants will be shown on, and the transfer of those ownership interests through such participant will be effected only through, records maintained by such participant. The foregoing may impair the ability to transfer beneficial interests in a global security.

We will make payment of principal, premium, if any, and interest on notes represented by any such global security to the depository or its nominee, as the case may be, as the sole holder of the notes represented thereby for all purposes under the indenture. None of Venator, the trustee, any agent of Venator, or the trustee or the initial purchasers will have any responsibility or liability for any aspect of the depository's records relating to or payments made on account of beneficial ownership interests in global security representing any notes or for maintaining, supervising or reviewing any of the depository's records relating to such beneficial ownership interests. We have been advised by the depository that, upon receipt of any payment of principal, premium, if any, or interest on any global security, the depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of the depository. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name," and will be the sole responsibility of such participants.

A global security may not be transferred except as a whole by the depository for such global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by such depository or any such nominee to a successor of such depository or a nominee of such successor. If the depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us or the depository within 90 days, we will issue notes in definitive form in exchange for the global security. In either instance, an owner of a beneficial interest in the global security will be entitled to have notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. We will pay principal, premium, if any, and interest on the notes and the notes may be presented for registration of transfer or exchange, at the offices of the trustee.

So long as the depository for a global security, or its nominee, is the registered owner of such global security, such depository or such nominee, as the case may be, will be considered the sole holder of the notes represented by such global security for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the indenture and the notes. Beneficial interests in notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the depository and its participants. The depository has nominated Cede & Co. as the nominee. Except as provided above, owners of beneficial interests in a global security will not be entitled to have the notes represented by the global security registered in their name, will not be entitled to receive physical delivery of certificated notes and will not be considered the holders thereof for any purposes under the indenture. Accordingly any such person owning a beneficial interest in such a global security must rely on the procedures of the depository, and, if any such person is not a participant, on the procedures the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. The indenture provides that the depository may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in such a global security desires to give or take any action which a holder is entitled to give or take under the indenture, the depository would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

The depository has advised us that the depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. The depository was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The depository's participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to the depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.


                  Description of Revolving Credit Facility

On June 8, 2001, Venator Group, Inc. and certain of our wholly owned subsidiaries, collectively, the Borrowers, entered into an amended and restated senior secured credit facility, amending and restating the existing senior secured credit facility dated as of April 9, 1997, as amended and restated, with a syndicate of banks and other lenders arranged by J.P. Morgan Securities Inc. and BNY Capital Markets, Inc., providing for $190 million of revolving credit facilities. The senior credit facility shall mature in June 2004 and may be used to finance capital expenditures, to provide working capital and for other general corporate purposes of the borrowers. Below is a summary of certain terms and provisions of the senior secured credit facility:

         Interest Rates. The loans under the senior credit facility bear interest at a rate equal to a base rate, either LIBOR or prime, at the Borrowers' option, plus a margin specified in the senior credit facility. The margins for each interest rate are determined by reference to a pricing schedule set forth in the senior credit facility, which is based upon a fixed charge coverage ratio test. When, on any date of determination, we use more than 50 percent of the commitments under the senior credit facility, the margins shall be adjusted upwards as set forth on the pricing schedule.

         Guaranty. Each Borrower is severally obligated with respect to all amounts owing under the senior credit facility. In addition, all obligations under the senior credit facility are jointly and severally guaranteed by each material domestic subsidiary of Venator Group, Inc.

         Security. The senior credit facility is secured by a lien on certain real property held by the Borrowers and the subsidiary guarantors valued in excess of $2 million and, subject to certain exceptions, all patents, trademarks and other intellectual property owned by the Borrowers and the subsidiary guarantors and 65 percent of the shares of stock of all first-tier foreign subsidiaries, excluding those in Germany and Canada.

         Financial Covenants. The senior credit facility requires the Borrowers to meet certain financial tests, including without limitation, maximum leverage ratio, minimum consolidated tangible net worth and minimum fixed charge coverage ratio tests, and limitations on capital expenditures. There is also a limit on subsidiary debt.

         Other Covenants. The senior credit facility contains certain other negative covenants that limit, among other things, additional liens, indebtedness, transactions with affiliates, mergers and consolidations, liquidations and dissolutions, sales of assets, dividends, stock repurchases, investments, loans and advances, prepayments and modifications of debt instruments and other matters customarily restricted in such agreements.

         Events of Default. The senior credit facility contains events of default typical for these types of facilities, subject in each case to mutually agreeable grace periods and materiality thresholds, including, without limitation, (i) non-payment amounts under the senior credit facility, (ii) material misrepresentations, (iii) covenant defaults, (iv) cross-defaults to other indebtedness, (v) judgment defaults, (vi) bankruptcy and
         (vii) change of control.


                        Description of Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock, $0.01 par value, and 7,000,000 shares of preferred stock, par value $1.00 per share. As of June 2, 2001, there were:

     o   139,471,607 shares of our common stock outstanding;

     o   no shares of preferred stock issued or outstanding; and

     o   options to purchase 8,656,018 shares of common stock.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote by shareholders. Subject to preferences that may be applicable to any holders of outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of a liquidation or dissolution of Venator, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All of the outstanding shares of common stock are, and the shares of common stock to be issued upon conversion of the notes will be, duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

Our board of directors is authorized to designate any series of preferred stock and the powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereof without further action by the holders of common stock. As of the record date, no shares of preferred stock were issued or outstanding.

Anti-Takeover Provisions

We have adopted certain anti-takeover provisions, which may have the effect of discouraging, delaying or preventing a merger or acquisition of the company.

Authorized Shares

Our shareholders have currently authorized the issuance of 500 million shares of common stock. As of June 2, 2001, 139,471,607 shares of common stock were outstanding and 45,771,428 shares were reserved for issuance. In addition, our board of directors may create and issue series of preferred stock with rights, privileges or restrictions, having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquiror to obtain control of Venator by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Venator's management.

Shareholder Rights Plan

Effective April 14, 1998, our board of directors adopted a shareholder rights plan under which we issued one right for each outstanding share of common stock. Each right entitles a shareholder to purchase one two-hundredth of a share of Series B Participating Preferred Stock at an exercise price of $100, subject to adjustment. Generally, the rights become exercisable only if a person or group of affiliated or associated persons
(i) becomes an "Interested Shareholder" as defined in Section 912 of the New York Business Corporation Law (an "Acquiring Person") or (ii) announces a tender or exchange offer that results in that person or group becoming an Acquiring Person, other than pursuant to an offer for all of our outstanding shares of common stock which the board of directors determines not to be inadequate and to otherwise be in our best interests and in the best interests for our shareholders. We will be able to redeem the rights at $0.01 per right at any time during the period prior to the 10th business day following the date a person or group becomes an Acquiring Person. The plan is subject to a qualifying offer provision, which makes the Rights Plan inapplicable to certain kinds of offers to purchase all of our common stock.

Upon exercise of the right, each holder of a right will be entitled to receive common stock (or, in certain circumstances, cash, property or other securities of Venator) having a value equal to two times the exercise price of the right. The rights, which cannot vote and cannot be transferred separately from the shares of common stock to which they are presently attached, expire on April 14, 2008 unless extended prior thereto by the board, or earlier redeemed or exchanged by us.

Other Provisions of the Certificate of Incorporation and By-laws

Set forth below is a description of certain present provisions of our certificate of incorporation and by-laws and New York law, which may be deemed to have an anti-takeover effect.

     Classified Board

Our certificate of incorporation provides for a "classified" board of directors pursuant to which the composition of the board of directors is divided into three classes of directors serving staggered three-year terms. Only one class is elected each year, and it is elected for a three-year term. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board until the second annual shareholders meeting following the date the acquiror obtains the controlling stock interest.

     Anti-greenmail

Our certificate of incorporation includes an "anti-greenmail" provision that prohibits us from repurchasing any shares of our capital stock at a price above the fair market value of such shares at the time of such repurchase from an Interested Shareholder (any person, with certain exceptions, who is or who has announced or publicly disclosed a plan or intention to become, a beneficial owner of five percent or more of our voting stock) or certain related parties who have not beneficially owned all of their shares for at least two years, unless such repurchase is approved by a majority vote of shareholders other than such Interested Shareholder and related parties.

     Power of Shareholders to Call Special Shareholders' Meeting

Our by-laws provide that special meetings of shareholders may be called only by the Chairman of our board of directors, the Chief Executive Officer, a Vice Chairman of the board, the president, or our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

     Advance Notice By-Law

Our by-laws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to the board. Shareholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of such shareholder's intention to bring that business before the meeting. Although our by-laws do not give our board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Provisions of New York Law Governing Business Combinations

Pursuant to Section 912 of the New York Business Corporation Law (the "BCL"), a New York "domestic corporation" may not engage in certain business combinations (including among other things, mergers and consolidations, certain sales or dispositions of assets, liquidations and recapitalizations) with interested shareholders (beneficial owners of 20 percent or more of the corporation's voting power). We believe that we are a domestic corporation within the meaning of the BCL. Section 912 would prohibit an interested shareholder from effecting any business combination with us for a period of five years following the date that such person first becomes an interested shareholder, unless there was approval by the board of directors of either the purchase of the 20 percent or greater interest or of the proposed business combination prior to the 20 percent acquisition. Section 912 further provides that, at the expiration of the five-year period the interested shareholder could engage in a business combination with us only if such transaction is approved by a majority of the disinterested shareholders or if the price paid meets a statutory formula.

Section 513(c) of the BCL prohibits a domestic corporation from purchasing more than 10 percent of its stock from a shareholder for more than market value, unless the transaction is approved by a majority of the shareholders, the offer is made to all shareholders or the selling shareholder has been the beneficial owner of the stock for more than two years.

Section 717(b) of the BCL entitles a director in taking action, including which may involve potential change in control of the corporation to consider both the long-term and the short-term interests of the corporation and its shareholders, and the effects of the corporation's actions on prospects for potential growth, current and retired employees, customers and creditors, and the communities in which the corporation does business.

Transfer Agent and Registrar

The transfer agent and registrar for common stock is EquiServe Trust
Company N.A.




                          Selling Securityholders

The notes were originally issued by us and sold by J.P. Morgan Securities Inc., Banc of America Securities LLC, BNY Capital Markets, Inc., First Union Securities, Inc., Scotia Capital (USA) Inc. and Fleet Securities, Inc. (the "initial purchasers") in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of such notes. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

The table below sets forth the name of each selling securityholder, the principal amount at maturity of notes that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which such notes are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of the outstanding common stock.

The principal amounts of the notes provided in the table below is based on information provided to us by each of the selling securityholders as of July 27, 2001, and the percentages are based on $150,000,000 principal amount at maturity of notes outstanding. The number of shares of common stock that may be sold is calculated based on the current conversion rate of 63.2671 shares of common stock per $1,000 principal amount at maturity of the notes.

Since the date on which each selling securityholder provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of its notes in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the notes or the shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of common stock that the selling securityholders will hold upon consummation of any such sales.

                                   AGGREGATE PRINCIPAL                         NUMBER OF SHARES       PERCENTAGE OF
                                   AMOUNT AT MATURITY                          OF COMMON STOCK          SHARES OF
                                        OF NOTES        PERCENTAGE OF NOTES      THAT MAY              COMMON STOCK
NAME                                THAT MAY BE SOLD        OUTSTANDING          BE SOLD (1)         OUTSTANDING (2)
----                                ----------------    -------------------    ----------------      ---------------

AIG/National Union Fire Insurance ...  $ 1,100,000               *                  69,593                  *
Alexandra Global Investment Fund
 I, Ltd. ............................  $   550,000               *                  34,796                  *
Alpine Associates  ..................  $ 7,250,000            4.833%               458,686                  *
Alpine Partners, L.P. ...............  $ 1,250,000               *                  79,083                  *
Arkansas PERS .......................  $ 1,275,000               *                  80,665                  *
Bankers Trust Company Trustee for
 Daimler Chrysler Corp. Emp. #1
 Pension Plan dated 4/1/89 ..........  $ 3,445,000            2.297%               217,955                  *
BNP CooperNeff Convertible
 Strategies Fund, L.P. ..............  $ 4,347,000            2.898%               275,022                  *
BNP Paribas Equity Strategies, SNC ..  $22,653,000           15.102%             1,433,189               1.017%
BP AMOCO PLC. Master Trust ..........  $ 1,183,000               *                  74,844                  *
Chilton International, L.P. .........  $ 8,126,334            5.418%               514,108(3)               *
Chilton Investment Partners, L.P. ...  $ 2,438,052            1.625%               154,245                  *
Chilton QP Investment Partners,
 L.P. ...............................  $ 1,935,614            1.290%               122,421                  *
The Class IC Company, LTD. ..........  $ 2,000,000            1.333%               126,534                  *
CSFB Convertible and Quantitative
 Strategies .........................  $ 2,000,000            1.333%               126,534                  *
Deutsche Banc Alex Brown Inc. .......  $ 5,000,000            3.333%               316,335                  *
The Estate of James Campbell ........  $   217,000               *                  13,728                  *
F.R. Convt. Sec. Fn. ................  $   185,000               *                  11,704                  *
Fidelity Devonshire Trust:
 Fidelity Equity-Income Fund ........  $ 1,230,000               *                  77,818                  *
Fidelity Financial Trust:
 Fidelity Convertible Securities
 Fund ...............................  $ 21,750,000          14.500%             1,376,059                  *
Fidelity Puritan Trust:  Fidelity
 Puritan Fund .......................  $    700,000              *                  44,286                  *
First Union Securities Inc. .........  $  1,500,000           1.000%                94,900                  *
Franklin and Marshall College .......  $    205,000              *                  12,969                  *
Highbridge International LLC ........  $  6,000,000           4.000%               379,602                  *
Independence Blue Cross .............  $     85,000              *                   5,377                  *
James Campbell Corporation ..........  $    150,000              *                   9,490                  *
KBC Financial Products USA ..........  $  1,100,000              *                  69,593                  *
Lipper Convertibles, L.P. ...........  $  4,250,000           2.833%               268,885                  *
Lipper Offshore Convertibles, L.P. ..  $  1,000,000              *                  63,267                  *
Merrill Lynch Insurance Group .......  $    210,000              *                  13,286                  *
Morgan Stanley & Co. ................  $  1,000,000              *                  63,267                  *
New York Life Insurance Company .....  $  6,750,000           4.500%               427,052                  *
New York Life Insurance and
 Annuity Corporation ................  $    750,000              *                  47,450                  *
Ohio Bureau of Workers
 Compensation .......................  $    115,000              *                   7,275                  *
Ondeo Nalco .........................  $    360,000              *                  22,776                  *
Penn Treaty Network America
 Insurance Company ..................  $    260,000              *                  16,449                  *
Quattro Fund Ltd. ...................  $  5,000,000           3.333%               316,335                  *
Sage Capital ........................  $  2,500,000           1.667%               158,167                  *
Southern Farm Bureau Life
 Insurance ..........................  $  1,075,000              *                  68,012                  *
Starvest Combined Portfolio .........  $  1,125,000              *                  71,175                  *
State Street Bank Custodian for
 GE Pension Trust ...................  $  1,590,000           1.060%               100,594                  *
Syngenta AG .........................  $    330,000              *                  20,878                  *
TCW Group, Inc. .....................  $ 10,450,000           6.967%               661,141                  *
Tribeca Investments, L.L.C. .........  $  5,000,000           3.333%               316,335                  *
Variable Insurance Products
 Fund:  Equity-Income Portfolio .....  $    570,000              *                  36,062                  *
Zurich Institutional Benchmarks
 Master Fund Limited ................  $    200,000              *                  12,653                  *
All other holders of notes or
 future transferees, pledges,
 donees, assignees or successors
 of any such holders (4)(5) .........  $  9,790,000           6.527%               619,384                  *
                                  ----------------------------------------------------------------------------------
Total                                  $150,000,000             100%             9,490,065(6)            6.371%(7)
                                  ==================================================================================


* Less than one percent (1%).
(1) Assumes conversion of all of the holder's notes at a conversion rate of 63.2671 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under "Description of the Notes - Conversion of the Notes." As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 139,471,607 shares of common stock outstanding as of June 2, 2001. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder's notes, but we did not assume conversion of any other holder's notes.
(3) Does not include 1,314,552 shares of common stock owned by Chilton International, L.P. in addition to the common stock into which such holder's notes are convertible.
(4) Information about other selling shareholders will be set forth in prospectus supplements, if required.
(5) Assumes that any other holders of the notes or any future pledges, donees, assignees, transferees or successors of or from any other such holders of the notes, do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.
(6) Represents the number of shares of common stock into which $150,000,000 of notes would be convertible at the conversion rate described in footnote 1 above. Because no fractional shares are issued upon conversion of the notes by the individual holders, the actual total number of shares of common stock which may be sold after conversion of the notes will be less than 9,490,065 shares.
(7) Represents the amount which the selling securityholders may sell under this prospectus divided by the sum of the common stock outstanding as of June 2, 2001 plus the 9,490,065 shares of common stock into which the $150,000,000 notes are convertible.



                            Plan of Distribution

The selling securityholders will be offering and selling all of the securities offered and sold under this prospectus. We will not receive any of the proceeds from the offering of the notes or the shares of common stock by the selling securityholders. In connection with the initial offering of the notes, we entered into a registration rights agreement dated June 8, 2001 with the initial purchasers of the notes. Securities may only be offered or sold under this prospectus pursuant to the terms of the registration rights agreement. However, selling securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act, provided they meet the criteria and conform to the requirements of one of these rules. We are registering the notes and shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the shares of common stock covered by this prospectus.

The selling securityholders may sell all or a portion of the notes and shares of common stock beneficially owned by them and offered hereby from time to time:

     o   directly; or

     o through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders and/or from the purchasers of the notes and shares of common stock for whom they may act as agent.

The notes and the shares of common stock may be sold from time to time in one or more transactions at:

     o   fixed prices, which may be changed;

     o   prevailing market prices at the time of sale;

     o   varying prices determined at the time of sale; or

     o   negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the notes or shares of common stock offered by them hereby will be the purchase price of the notes or shares of common stock less discounts and commissions, if any.

The sales described in the preceding paragraph may be effected in transactions:

     o on any national securities exchange or quotation service on which the notes or shares of common stock may be listed or quoted at the time of sale, including the Nasdaq National Market in the case of the shares of common stock;

     o   in the over-the counter market;

     o in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

     o   through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes and shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and shares of common stock in the course of hedging their positions. The selling securityholders may also sell the notes and shares of common stock short and deliver the notes and shares of common stock to close out short positions, or loan or pledge notes and shares of common stock to broker-dealers that in turn may sell the notes and shares of common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the shares of common stock by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the notes and the shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the notes and the shares of common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The notes were issued and sold in June 2001 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act. Pursuant to the registration rights agreement, we have agreed to indemnify the initial purchasers and each selling securityholder, and each selling securityholder has agreed to indemnify us against specified liabilities arising under the Securities Act. The selling securityholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the securities against some liabilities, including liabilities that arise under the Securities Act.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying shares of common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying shares of common stock to engage in market-making activities with respect to the particular notes and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the notes and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying shares of common stock.

Under the registration rights agreement, we are obligated to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

     o two years after the last date of original issuance of any of the notes;

     o the date when the notes and the shares of common stock issuable upon conversion of the notes (i) may be resold immediately without restriction pursuant to the volume limitation provisions of Rule 144(k) under the Securities Act or (ii) cease to be outstanding; and

     o the sale, pursuant to the registration statement to which this prospectus relates, of all the securities registered thereunder.

Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions set forth in the registration rights agreement. In these cases, we may prohibit offers and sales of the notes and shares of common stock pursuant to the registration statement to which this prospectus relates.

We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling securityholder. Each selling securityholder has agreed not to trade securities from the time the selling securityholder receives notice from us of this type of event until the selling securityholder receives a prospectus supplement or amendment. This time period will not exceed 45 days in any 90-day period or 90 days in a 360-day period.

                               Legal Matters

Certain legal matters in connection with the notes offered hereby and the shares of our common stock into which those notes are convertible will be passed upon for us by our counsel Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                  Experts

Our consolidated financial statements, as of February 3, 2001 and January 29, 2000 and for each of the years in the three-year period ended February 3, 2001 included in our annual report on Form 10-K for the year ended February 3, 2001 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP refers to changes in the method of accounting for sales under our layaway program in 2000 and in the method of calculating the market-related value of our U.S. pension plan assets in 1999.

                    Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC's website at www.sec.gov.



                                  PART II
                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We are paying all of the selling securityholders' expenses related to this offering, except the selling securityholders will pay any applicable broker's commissions and expenses. The following table sets forth the approximate amount of fees and expenses payable by us in connection with this Registration Statement and the distribution of the notes and the shares of common stock registered hereby. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Registration Fee.........   $43,125
Printing and Engraving Fees and Expenses....................    52,000
Accounting Fees and Expenses................................   178,000
Legal Fees..................................................   450,000
Miscellaneous Expenses......................................   276,875
                                                            ----------
     Total..................................................$1,000,000
                                                            ==========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 722 through 726 of the New York Business Corporation Law (the "BCL") grant New York corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with threatened, pending or completed actions, suits or proceedings to which they are parties or are threatened to be made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; give a director or officer who successfully defends an action the right to be so indemnified; and permit a corporation to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of shareholders or otherwise.

Section 402(b) of the BCL permits a New York corporation to include in its certificate of incorporation a provision eliminating the potential monetary liability of a director to the corporation or its stockholders for breach of fiduciary duty as a director, provided that such provision shall not eliminate the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for improper payment of dividends, improper purchase of the shares of the corporation, improper distribution of assets to shareholders after dissolution of the corporation and improper making of any loan, or (iv) for any transaction from which the director receives an improper personal benefit or other advantage.

Our Certificate of Incorporation, as amended, includes the provision permitted by Section 402(b) of the BCL.

Our By-laws provide that we shall indemnify our present or future directors and officers from and against any and all liabilities and expenses to the maximum extent permitted by the BCL as the same presently exists or to the greater extent permitted by any amendment hereafter adopted.

We have entered into indemnification agreements with each of our officers and directors. The indemnification agreements provide for indemnification of our directors and officers to the fullest extent permitted by the BCL.



ITEM 16.  EXHIBITS

The following is a list of all exhibits filed as a part of this registration statement on Form S-3, including those incorporated in this registration statement by reference.

EXHIBIT
NUMBER                        DESCRIPTION OF EXHIBITS
-------                       -----------------------

3.1(a)               Certificate of Incorporation of the Registrant, as
                     filed by the Department of State of the State of New
                     York on April 7, 1989 (incorporated by reference to
                     the Registrant's Annual Report on Form 10-K for the
                     fiscal year ended June 30, 1997, Commission File No.
                     001-10299).
3.1(b)               Certificates of Amendment of the Certificate of
                     Incorporation of the Registrant, as filed by the
                     Department of State of the State of New York on (a)
                     July 20, 1989, (b) July 24, 1990, (c) July 9, 1997
                     (incorporated by reference to the Registrant's Annual
                     Report on Form 10-K for the fiscal year ended June 30,
                     1997, Commission File No. 001-10299).
3.2                  By-laws of the Registrant, as amended (incorporated by
                     reference to the Registrant's Quarterly Report on Form
                     10-Q for the quarter ended May 5, 2001, Commission
                     File No. 001-10299).
3.3*                 Specimen of Common Stock Certificate.
4.1*                 Indenture dated as of June 8, 2001 between Venator
                     Group, Inc. and The Bank of New York, as trustee.
4.2*                 Form of 5.50% Convertible Subordinated Note (included
                     in Exhibit 4.1).
4.3*                 Registration Rights Agreement dated as of June 8,
                     2001, between Venator Group, Inc. J.P. Morgan
                     Securities Inc., Banc of America Securities LLC, BNY
                     Capital Markets, Inc., First Union Securities, Inc.,
                     Scotia Capital (USA) Inc. and Fleet Securities, Inc.
5.1+                 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
12.1*                Statement re: Computation of Ratio of Earnings to
                     Fixed Charges.
15.1+                Accountants' Acknowledgement.
23.1+                Consent of KPMG LLP, Independent Accountants.
23.2+                Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                     (included in Exhibit 5.1).
24.1*                Powers of Attorney
25.1*                A Statement of Eligibility on Form T-1 under the Trust
                     Indenture Act of 1939, as amended, of The Bank of New
                     York, trustee under the Indenture.

*  Previously filed.
+  Filed herewith.

ITEM 17.  UNDERTAKINGS

The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

                  (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                  (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(a) and (1)(b) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.




                                 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Venator Group, Inc., certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 30, 2001.


                                     VENATOR GROUP, INC.

                                     By    /s/ Bruce L. Hartman*
                                        ------------------------------------
                                        Bruce L. Hartman
                                        Senior Vice President and
                                          Chief Financial Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


                  SIGNATURE                                   TITLE                          DATE

              /s/ Matthew D. Serra*               President, Chief Executive Officer     July 30, 2001
---------------------------------------------             and Director
                 Matthew D. Serra                   (Principal Executive Officer)


             /s/ Bruce L. Hartman*                    Senior Vice President and
---------------------------------------------          Chief Financial Officer           July 30, 2001
              Bruce L. Hartman                      (Principal Financial Officer)


            /s/ Robert W. McHugh*                         Vice President and
--------------------------------------------            Chief Accounting Officer         July 30, 2001
              Robert W. McHugh                      (Principal Accounting Officer)


           /s/ J. Carter Bacot*                          Chairman of the Board           July 30, 2001
-------------------------------------------
               J. Carter Bacot


          /s/ Purdy Crawford*                                  Director                  July 30, 2001
--------------------------------------------
              Purdy Crawford


          /s/ Phillip H. Geier, Jr.*                           Director                  July 30, 2001
--------------------------------------------
            Philip H. Geier, Jr.


         /s/ Jarobin Gilbert, Jr.*                             Director                  July 30, 2001
--------------------------------------------
             Jarobin Gilbert, Jr.


         /s/ James E. Preston*                                 Director                  July 30, 2001
--------------------------------------------
             James E. Preston


        /s/ David Y. Schwartz*                                 Director                  July 30, 2001
--------------------------------------------
            David Y. Schwartz


       /s/ Christopher A. Sinclair*                            Director                  July 30, 2001
--------------------------------------------
           Christopher A. Sinclair


       /s/ Cheryl Turpin*                                      Director                 July 30, 2001
--------------------------------------------
           Cheryl Turpin


       /s/ Dona D. Young*                                      Director                 July 30, 2001
--------------------------------------------
           Dona D. Young


* The undersigned, by signing his name hereto, does sign and execute this Amendment No. 1 to the Registration Statement pursuant to the powers of attorney executed by the above-named officers and directors of the registrant, which have been previously filed with the Securities and Exchange Commission on behalf of such officers and directors.


                                                   /s/ Gary M. Bahler
                                            ----------------------------------
                                                       Gary M. Bahler




                               EXHIBIT INDEX

EXHIBIT
NUMBER                        DESCRIPTION OF EXHIBITS
-------                       -----------------------

3.1(a)               Certificate of Incorporation of the Registrant, as
                     filed by the Department of State of the State of New
                     York on April 7, 1989 (incorporated by reference to
                     the Registrant's Annual Report on Form 10-K for the
                     fiscal year ended June 30, 1997, Commission File No.
                     001-10299).
3.1(b)               Certificates of Amendment of the Certificate of
                     Incorporation of the Registrant, as filed by the
                     Department of State of the State of New York on (a)
                     July 20, 1989, (b) July 24, 1990, (c) July 9, 1997
                     (incorporated by reference to the Registrant's Annual
                     Report on Form 10-K for the fiscal year ended June 30,
                     1997, Commission File No. 001-10299).
3.2                  By-laws of the Registrant, as amended (incorporated by
                     reference to the Registrant's Quarterly Report on Form
                     10-Q for the quarter ended May 5, 2001, Commission
                     File No. 001-10299).
3.3*                 Specimen of Common Stock Certificate.
4.1*                 Indenture dated as of June 8, 2001 between Venator
                     Group, Inc. and The Bank of New York, as trustee.
4.2*                 Form of 5.50% Convertible Subordinated Note (included
                     in Exhibit 4.1).
4.3*                 Registration Rights Agreement dated as of June 8,
                     2001, between Venator Group, Inc. J.P. Morgan
                     Securities Inc., Banc of America Securities LLC, BNY
                     Capital Markets, Inc., First Union Securities, Inc.,
                     Scotia Capital (USA) Inc. and Fleet Securities, Inc.
5.1+                 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
12.1*                Statement re: Computation of Ratio of Earnings to
                     Fixed Charges.
15.1+                Accountants' Acknowledgement.
23.1+                Consent of KPMG LLP, Independent Accountants.
23.2+                Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                     (included in Exhibit 5.1).
24.1*                Powers of Attorney
25.1*                A Statement of Eligibility on Form T-1 under the Trust
                     Indenture Act of 1939, as amended, of The Bank of New
                     York, trustee under the Indenture.

*  Previously filed.
+  Filed herewith.